UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported)

December 1, 2020

Slack Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38926	26-4400325
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Howard Street

San Francisco, California 94105

(Address of principal executive offices) (Zip Code)

(415) 630-7943

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	WORK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement with Salesforce.com, Inc.

On December 1, 2020, Slack Technologies, Inc. (“Slack” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with salesforce.com, inc. (“Salesforce”), Skyline Strategies I Inc., a Delaware corporation and a wholly owned subsidiary of Salesforce (“Merger Sub I”), and Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned subsidiary of Salesforce (“Merger Sub II”). The Merger Agreement provides for the merger of Merger Sub I with and into Slack, with Slack continuing as the surviving corporation (the “Surviving Corporation”) and a direct, wholly owned subsidiary of Salesforce (the “First Merger”), immediately followed by a second merger of the Surviving Corporation into either Merger Sub II or Salesforce, with either Merger Sub II or Salesforce continuing as the surviving company (the “Second Merger” and together with the First Merger, the “Mergers”). The respective Boards of Directors of Salesforce and Slack have unanimously approved the Merger Agreement, and the Board of Directors of Slack recommends that the stockholders of Slack to approve the Transactions, including the Mergers and adopt the Merger Agreement, subject to its terms and conditions.

Consideration to Slack Stockholders. Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each outstanding share of Slack Class A common stock and Slack Class B common stock (other than shares of Slack common stock owned directly or indirectly by Salesforce, Slack or any of their respective subsidiaries immediately prior to the First Effective Time, shares of Slack common stock as to which dissenters’ rights have been properly perfected, and shares of Slack common stock covered by Slack restricted share awards) will be converted in the First Merger into the right to receive 0.0776 shares of Salesforce common stock and the right to receive $26.79 in cash, without interest (the “Merger Consideration”).

Treatment of Slack Equity Awards. The Merger Agreement provides that, at the First Effective Time:

•

Each option to purchase Slack common stock that is outstanding and unexercised and held by an individual who is not an employee of Slack, whether vested or unvested, will be cancelled and such holders will be entitled to receive the Merger Consideration applicable to shares covered by such options after withholding shares to cover the exercise price (as determined in accordance with the formula in the Merger Agreement), less applicable tax withholdings.

•

All other options to purchase Slack common stock that are outstanding and unexercised will be assumed and converted automatically into an option to purchase a number of shares of Salesforce common stock based on the exchange ratio set forth in the Merger Agreement, on the same terms and conditions (including vesting terms).

•

Each restricted stock unit award relating to shares of Slack common stock and each Slack restricted share award that is outstanding and held by a non-employee director of the Company, whether vested or unvested, will be canceled and the holders will be entitled to receive the Merger Consideration in respect of each share of Slack common stock covered by such restricted stock unit award or restricted share award, as applicable.

•

All other restricted stock unit awards relating to shares of Slack common stock and Slack restricted share awards that are outstanding will be assumed and converted automatically into corresponding awards in respect of Salesforce common stock based on the exchange ratio set forth in the Merger Agreement, on the same terms and conditions (including vesting terms), except that any repurchase price applicable to a restricted share award will be adjusted as determined in accordance with the formula set forth in the Merger Agreement.

Conditions to Closing. Under the terms of the Merger Agreement, the completion of the Mergers is subject to certain customary closing conditions, including, among others, (a) the approval of the First Merger and adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Slack common stock, (b) the approval for listing on the New York Stock Exchange of the shares of Salesforce common stock to be issued in the First Merger, (c) the effectiveness of a registration statement on Form S-4 filed by Salesforce registering the shares to be issued in connection with the First Merger, (d) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications, (e) compliance by the parties with their respective covenants in the Merger Agreement in all material respects, (f) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Mergers; (g) the expiration of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of other approvals under specified antitrust and foreign investment laws, (h) the receipt by each party of opinions to the effect that the Mergers, taken together, will qualify as a reorganization for U.S. federal income tax purposes, and (i) the absence of a material adverse effect (as defined in the Merger Agreement) with respect to Slack on or after the date of the Merger Agreement that is continuing as of immediately prior to the closing. Consummation of the Merger is not subject to a financing condition.

Representations, Warranties and Covenants. The Merger Agreement contains customary representations, warranties and covenants made by each of Salesforce, Slack, Merger Sub I and Merger Sub II, including, among others, covenants by Slack regarding the conduct of its business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and other matters. Slack is required, among other things, not to solicit alternative business combination transactions and, subject to certain exceptions, not to engage in discussions or negotiations regarding an alternative business combination transaction. Slack is required to convene a meeting of its stockholders to vote on the adoption of the Merger Agreement.

Termination Rights. Both Salesforce and Slack may terminate the Merger Agreement under certain specified circumstances, including (a) if the Merger is not consummated by August 1, 2021, subject to two extensions up to three months in order to obtain required regulatory approvals, (b) if the approval of the Slack stockholders is not obtained, or (c) if Slack’s board makes an adverse recommendation change with respect to the proposed transaction or to enter into a superior acquisition proposal. In certain circumstances in connection with the termination of the Merger Agreement, including if Slack’s Board of Directors changes or withdraws its recommendation of the Merger to its stockholders or terminates the Merger Agreement to enter into an agreement with respect to a “superior proposal,” Slack will be required to pay Salesforce a termination fee equal to $900.0 million in cash.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the agreement. They are not intended to provide any other factual information about Salesforce, Slack or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Salesforce, Slack, Merger Sub I, Merger Sub II or any of their respective subsidiaries, affiliates, businesses, or stockholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Salesforce or Slack. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Salesforce or Slack and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, certain Slack stockholders (the “Stockholders”) entered into a voting and support agreement (the “Voting and Support Agreement”) with Salesforce, pursuant to which, among other things, and subject to the terms of the Voting and Support Agreement, each such Stockholder agreed to vote all shares of Slack common stock owned by such Stockholder, which in the aggregate represent approximately 55% of the voting power of Slack’s common stock, (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, and (ii) against any acquisition proposal or any action or agreement that is in opposition to the Mergers. The Voting and Support Agreement terminates upon certain events, including the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting and Support Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated by reference herein. The Voting and Support Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or the Stockholders. Moreover, the representations and warranties in the Voting and Support Agreement were used for the purposes of allocating risk between the Company and the Stockholders rather than establishing matters of fact. Accordingly, the representations and warranties in the Voting and Support Agreement should not be relied on as characterization of the actual state of facts about the Company or any of the Stockholders.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 30, 2020, Stewart Butterfield, the Company’s Chief Executive Officer and Chairperson of the Company’s board of directors, entered into a waiver and acknowledgment agreement with Salesforce and the Company (the “Waiver Letter”) that amends certain rights that Mr. Butterfield has under the Slack Technologies, Inc. Amended and Restated Executive Severance Plan (the “Severance Plan”) in consideration for the benefits Mr. Butterfield may receive as a result of the completion of the Mergers and continued employment with the Company, Salesforce or one of their respective affiliates.

The Waiver Letter generally provides for the following, effective as of immediately prior to the closing of the Mergers: (i) the definition of Good Reason (as defined in the Severance Plan) will no longer include a material diminution in Mr. Butterfield’s position, responsibilities, authority or duties as grounds for a resignation for Good Reason and Mr. Butterfield will not have the right to assert Good Reason under the terms of the Severance Plan or any of his equity award agreements with the Company as a result of any changes to his position, responsibilities, authority or duties; (ii) accelerated vesting of equity awards in connection with certain terminations of Mr. Butterfield’s employment will only apply to unvested awards held by Mr. Butterfield prior to the closing of the Mergers; and (iii) the vesting schedules of Mr. Butterfield’s unvested equity awards as of the closing of the Mergers will be amended such that 50% of the shares underlying such equity awards (on tranche by tranche basis) will vest on each of the first and second anniversaries of the closing of the Mergers, subject to Mr. Butterfield’s continued employment through the applicable amended vesting date. The Waiver Letter also provides that Mr. Butterfield will no longer be eligible for coverage under the Severance Plan after the first anniversary of the closing of the Mergers, at which time Mr. Butterfield will be eligible to participate in the Salesforce severance plan applicable to similarly situated employees of Salesforce.

The Waiver Letter will become null and void if the Merger Agreement terminates without the closing of the Mergers having occurred.

The foregoing summary of the Waiver Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Waiver letter, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-K for the period ended January 31, 2021.

Item 8.01	Other Events

On December 1, 2020, Salesforce and the Company issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

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Forward-Looking Statements

This report relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

A-4

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Item 9.01	Financial Statements and Exhibits

Exhibit No.		Description

2.1	*	Agreement and Plan of Merger, dated as of December 1, 2020, by and among Slack Technologies, Inc., salesforce.com, inc., Skyline Strategies I Inc. and Skyline Strategies II LLC.

99.1		Voting Agreement, dated as of December 1, 2020, by and among salesforce.com, inc. and certain stockholders of Slack Technologies, Inc.

99.2		Joint Press Release issued by salesforce.com, inc. and Slack Technologies, Inc.

104		Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Slack agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SLACK TECHNOLOGIES, INC.

Date: December 1, 2020	By:	/s/ Allen Shim
Allen Shim
Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

salesforce.com, inc.

Skyline Strategies I Inc.,

Skyline Strategies II LLC

and

Slack Technologies, Inc.

dated as of

December 1, 2020

-i-

-ii-

Annex A	Certain Definitions
Annex B	Form of Voting Agreement
Annex C	Form of Certificate of Incorporation
Annex D	Form of Bylaws
Annex E	Form of Limited Liability Company Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 1, 2020, is by and among salesforce.com, inc., a Delaware corporation (“Parent”), Skyline Strategies I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II”), and Slack Technologies, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, Merger Sub I, Merger Sub II and the Company are each sometimes referred to herein as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, it is proposed that Merger Sub I shall merge with and into the Company, with the Company surviving the merger as a wholly owned Subsidiary of Parent (the “First Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each share of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) and each share of Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock,” and, together with Class A Common Stock, the “Company Common Stock”), in each case, issued and outstanding immediately prior to the First Effective Time, other than Dissenting Shares, shares covered by Company Restricted Share Awards and Cancelled Shares, will be converted into the right to receive a combination of cash and shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”);

WHEREAS, immediately following the First Merger, a second merger shall occur (a) if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, by the Surviving Corporation merging with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) or (b) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, by the Surviving Corporation merging with and into Parent, with Parent surviving the merger in accordance with the applicable provisions of the DGCL (such second step merger, the “Second Merger,” and, together with the First Merger, the “Mergers”), in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Mergers, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Stockholders approve the Transactions, including the First Merger, and adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of each of Parent, Merger Sub I and Merger Sub II, and the sole stockholder of Merger Sub I and the sole member of Merger Sub II, have approved this Agreement and determined that this Agreement and the Transactions, including the Mergers and the issuance of Parent Common Stock in connection therewith, are advisable and fair to, and in the best interests of, Parent, Merger Sub I and Merger Sub II and their respective stockholder(s) and/or member(s);

WHEREAS, as a condition to Parent, Merger Sub I and Merger Sub II entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for Parent, Merger Sub I and Merger Sub II to enter into the Merger Agreement, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub I and Merger Sub II are entering into a voting agreement, in the form attached as Annex B hereto, with certain Company Stockholders pursuant to which, among other things, such Company Stockholders have agreed, subject to the terms thereof, to vote all of such Company Stockholders’ shares of Company Common Stock in accordance with the terms of such voting agreement (the “Voting Agreement”);

WHEREAS, for U.S. federal income Tax purposes, Parent, Merger Sub I, Merger Sub II and the Company intend that the Mergers, taken together, will be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Parent, Merger Sub I, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1. The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the First Effective Time, Merger Sub I shall be merged with and into the Company, and the separate existence of Merger Sub I shall cease. The Company will become a wholly owned Subsidiary of Parent and will continue as the surviving corporation in the First Merger (the “Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, immediately following the First Effective Time and as part of a single integrated transaction, at the Second Effective Time, (a) if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, the Surviving Corporation shall be merged with and into Merger Sub II and Merger Sub II will continue as the surviving entity in the merger and as a wholly owned Subsidiary of Parent (the “Surviving LLC”) in accordance with the applicable provisions of the DGCL and the DLLCA or (b) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, the Surviving Corporation shall be merged with and into Parent, with Parent surviving the merger in accordance with the applicable provisions of the DGCL. “Surviving Company” means (i) if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, the Surviving LLC or (ii) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, Parent.

Section 1.2. Effect of the Mergers. At the First Effective Time, the effects of the First Merger and, at the Second Effective Time, the effects of the Mergers, shall be as provided in this Agreement, the applicable Certificate of Merger and the applicable provisions of the DGCL and, unless the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, the DLLCA.

Section 1.3. The Closing. The closing of the Mergers (the “Closing”) shall take place by means of a virtual closing through electronic exchange of documents and signatures at 4:00 a.m., Pacific Time, on the fifth (5th) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided that, in the event that pursuant to the foregoing terms, the Closing would occur on a date that is prior to March 15, 2021, at Parent’s written election delivered to the Company no later than three (3) Business Days prior to the date on which the Closing would have otherwise occurred (and provided that (i) such election shall be irrevocable upon delivery and effective as of 4:00 a.m., Pacific Time, on the date on which the Closing would have otherwise occurred (such date, the “Original Closing Date”), (ii) upon effectiveness of such election, and subject to (A) confirmation by the Company to Parent in writing that the Company is ready, willing and able to consummate the Closing on the Original Closing Date and (B) the delivery by the Company to Parent of the certificate specified in Section 7.2(d) dated as of the Original Closing Date (and not the Closing Date so delayed pursuant to this proviso) solely with respect to the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(c), each of the conditions to the obligations of Parent set forth in Section 7.2(a) and Section 7.2(c) (other than with respect to non-fulfillment of the condition set forth in Section 7.2(a) as a result of willful breach by the Company occurring after the Original Closing Date) shall be deemed to have been irrevocably fulfilled in all respects (for the avoidance of doubt, as a condition to the Closing, the Company will be required to deliver the certificate specified in Section 7.2(d) with respect to Section 7.2(a), solely with respect to the absence of any willful breach by the Company occurring after the Original Closing Date), and (iii) in the case of such election, Parent shall have irrevocably waived its right to terminate this Agreement pursuant to Section 8.1(c)(ii) (other than as a result of willful breach by the Company occurring after the Original Closing Date)), the Closing shall take place at 4:00 a.m., Pacific Time, on March 15, 2021 (or on a date after the Original Closing Date and prior to March 15, 2021, if Parent, in its sole discretion, elects such other date by written notice delivered to the Company no later than two (2) Business Days prior to such other date) if, except to the extent provided above in this sentence, the conditions set forth in Article VII are satisfied or waived as of such time, or if such conditions are not satisfied or waived as of such time, the timing of the Closing shall be determined in accordance with this Section 1.3, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing takes place is referred to as the “Closing Date.”

Section 1.4. Effective Times. Subject to the provisions of this Agreement, on the Closing Date, a certificate of merger satisfying the applicable requirements of the DGCL, in form and substance reasonably satisfactory to Parent and the Company (the “First Certificate of Merger”), shall be duly executed by the Company and filed with the Secretary of State of the State of Delaware, and the Parties shall make any other filings, recordings or publications required to be made under the DGCL in connection with the First Merger. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or, if otherwise agreed to by the Company and Parent, at such later time as may be specified in the First Certificate of Merger (the effective time of the First Merger being referred to as the “First Effective Time”). Immediately following the First Effective Time, (a) if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, a certificate of merger satisfying the applicable requirements of the DLLCA, in form and substance reasonably satisfactory to Parent and the Company shall be duly executed by Merger Sub II and filed with the Secretary of State of the State of Delaware, and the Parties shall make any other filings, recordings or publications required to be made under the DLLCA in connection with the Second Merger or (b) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, a certificate of merger satisfying the applicable requirements of the DGCL, in form and substance reasonably satisfactory to Parent and the Company (a certificate of merger pursuant to clause (a) or (b), the “Second Certificate of Merger” and each of which, including the First Certificate of Merger, may be referred to as a “Certificate of Merger”) shall be duly executed by Parent and filed with the Secretary of State of the State of Delaware, and the Parties shall make any other filings, recordings or publications required to be made under the DGCL in connection with the Second Merger. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or, if otherwise agreed to by the Company and Parent, at such later time as may be specified in the Second Certificate of Merger (the effective time of the Second Merger being referred to as the “Second Effective Time”).

Section 1.5. Governing Documents. Unless otherwise determined by Parent prior to the First Effective Time, and by virtue of the Mergers and pursuant to each Certificate of Merger:

(a) At the First Effective Time, the certificate of incorporation and the bylaws of the Company shall be amended in their entireties to read as the certificate of incorporation and bylaws, respectively, of Merger Sub I, in the forms attached as Annex C and Annex D hereto, respectively, and as in effect immediately prior to the First Effective Time, and as so amended shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; provided that the name of the Surviving Corporation shall be “Slack Technologies, Inc.”

(b) At the Second Effective Time, (i) if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, the certificate of formation of Merger Sub II and the limited liability company agreement of Merger Sub II, in the form attached as Annex E hereto, each as in effect immediately prior to the Second Effective Time, shall be amended to provide that the name of the Surviving LLC shall be “Slack Technologies, LLC” and as so amended shall be the certificate of formation and limited liability company agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law, or (ii) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, the certificate of incorporation and the bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6. Officers and Directors. Unless otherwise determined by Parent prior to the First Effective Time, the Parties will use their respective best efforts to cause:

(a) The officers of Merger Sub I immediately prior to the First Effective Time, to be the initial officers of the Surviving Corporation from and after the First Effective Time and the directors of Merger Sub I immediately prior to the First Effective Time to be the initial directors of the Surviving Corporation from and after the First Effective Time.

(b) (i) If the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, the Managing Member (as defined in the limited liability company agreement of the Surviving LLC) of the Surviving LLC immediately prior to the Second Effective Time shall remain the Managing Member after the Second Effective Time and the officers of Merger Sub II as of immediately prior to the Second Effective Time shall be the officers of the Surviving LLC from and after the Second Effective Time, or (ii) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, the officers and directors of Parent immediately prior to the Second Effective Time shall remain the officers and directors of the Surviving Company after the Second Effective Time.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1. Treatment of Capital Stock.

(a) The First Merger. At the First Effective Time by virtue of the First Merger and without any action on the part of the holder thereof:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than any Dissenting Shares, Cancelled Shares or shares covered by Company Restricted Share Awards) shall be converted into (A) 0.0776 (the “Exchange Ratio”) fully paid and nonassessable shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares (the “Stock Consideration”), and (B) the right to receive $26.79 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). From and after the First Effective Time, all shares of Company Common Stock (other than any Dissenting Shares, Cancelled Shares, shares covered by Company Restricted Share Awards) shall cease to be issued and outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a valid certificate or certificates which immediately prior to the First Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the First Effective Time (each, a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 2.2, including the right to receive, pursuant to Section 2.5, cash in lieu of fractional shares of Parent Common Stock, if any, into which such shares of Company Common Stock would have been converted pursuant to this Section 2.1(a)(i) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f).

(ii) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time that is owned or held in treasury by the Company or is owned by Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”).

(iii) Each share of common stock of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be automatically converted into and become one validly issued, fully paid and nonassessable common share, par value $0.0001 per share, of the Surviving Corporation.

(b) The Second Merger. At the Second Effective Time by virtue of the Second Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.0001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and retired and shall cease to exist. Each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving LLC; provided that in the event the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7, each share of Parent Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a share of common stock of the Surviving Company.

(c) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect any available right of appraisal under applicable Law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the First Effective Time in accordance with Section 2.1(a). The Company shall give Parent (A) prompt notice of any demands for appraisal filed pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity and right to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL (it being understood that, subject to good-faith consultation with Parent, the Company will have the right to direct and control any such negotiations and proceedings). The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(d) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or shares of Parent Common Stock outstanding after the date hereof and prior to the First Effective Time. Nothing in this Section 2.1(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2. Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the First Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the First Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the First Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the Stock Consideration (excluding any Fractional Share Consideration) and (ii) cash in immediately available funds in an amount sufficient to pay the Cash Consideration in accordance with Section 2.1(a) and the Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions under Section 2.2(f) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1, the Fractional Share Consideration in accordance with Section 2.5 and any dividends or other distributions under Section 2.2(f), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration in accordance with Section 2.5, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with

Section 2.2(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent.

(b) Procedures for Surrender.

(i) Company Common Stock Certificates. Promptly after the First Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and whose shares of Company Common Stock were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) in exchange for payment of the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II, including any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f) for each share of Company Common Stock formerly represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(ii) Book-Entry Shares. Any holder of any Book-Entry Shares and whose shares of Company Common Stock were converted pursuant to Section 2.1 into the right to receive the Merger Consideration shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the First Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the First Effective Time (and in any event within five (5) Business Days following the First Effective Time) the applicable Merger Consideration pursuant to the provisions of this Article II, including any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each share of Company Common Stock formerly represented by such Book-Entry Share, and the Book-Entry Share so exchanged shall be forthwith cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii) No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or in respect of any Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock on the records of the Company. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II. If, after the First Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following the first (1st) anniversary of the First Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon.

Notwithstanding the foregoing, none of Parent, the Company, Merger Sub I, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f).

(f) Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.3. Treatment of Company Equity Awards.

(a) At the First Effective Time, each Company Option (whether vested or unvested) held by any individual who is not an employee of the Company or a Company Subsidiary immediately prior to the First Effective Time shall, in each case, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Company Option, less applicable Tax withholdings.

(b) At the First Effective Time, each Company Option that is outstanding and unexercised immediately prior to the First Effective Time (other than a Company Option covered by Section 2.3(a)) shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted automatically into an option to purchase the number of shares of Parent Common Stock (each, an “Adjusted Option”) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company Option immediately prior to the First Effective Time, by (y) the Option/RSU Conversion Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted Option shall have an exercise price per share of Parent Common Stock equal to (i) the per share exercise price for shares of Company Common Stock subject to the corresponding Company Option immediately prior to the First Effective Time divided by (ii) the Option/RSU Conversion Ratio, rounded up to the nearest whole cent. Each Adjusted Option shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Option under the applicable Company Equity Plan and the agreements evidencing grants thereunder, including vesting terms.

(c) At the First Effective Time, each Company RSU and each Company Restricted Share Award that is outstanding immediately prior to the First Effective Time and that is held by a non-employee director of the Company will vest as of the First Effective Time and shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company RSU or Company Restricted Share Award becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU or Company Restricted Share Award immediately prior to the First Effective Time.

(d) At the First Effective Time, each Company RSU (other than any Company RSU covered by Section 2.3(c)) that is outstanding immediately prior to the First Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to the Company RSU immediately prior to the First Effective Time by (ii) the Option/RSU Conversion Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the applicable Company Equity Plan and the agreements evidencing grants thereunder, including vesting terms.

(e) At the First Effective Time, each Company Restricted Share Award (other than any Company Restricted Share Award covered by Section 2.3(c)) that is outstanding immediately prior to the First Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into an award covering a number of shares of restricted Parent Common Stock (each, an “Adjusted Restricted Share Award”) equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to the Company Restricted Share Award immediately prior to the First Effective Time by (ii) the Restricted Stock Conversion Ratio, with any fractional shares rounded down to the nearest whole share (provided that the holder of the relevant Company Restricted Share Award shall be entitled to cash in an amount equal to such fractional share multiplied by the Parent Trading Price, rounded to the nearest whole cent). The per share repurchase price of each such Adjusted Restricted Share Award shall be equal to the quotient obtained by dividing (i) the per share repurchase price applicable to the Company Restricted Share Award by (ii) the Restricted Stock Conversion Ratio, rounded up to the nearest cent. Each Adjusted Restricted Share Award shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Restricted Share Award under the applicable Company Equity Plan and the agreements evidencing grants thereunder, including vesting terms.

(f) As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering periods in effect as of the date hereof (the “Current ESPP Offering Periods”), no employee who is not a participant in a Current ESPP Offering Period as of the date hereof may become a participant in the Current ESPP Offering Period, and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Periods; (ii) subject to the consummation of the Mergers, the Company ESPP shall terminate effective immediately prior to the First Effective Time; (iii) if the Current ESPP Offering Periods terminate prior to the Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the First Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date that is three (3) Business Days prior to the Closing Date.

(g) Prior to the First Effective Time, the Company shall pass such resolutions and take such other actions as are necessary so as to cause the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Section 2.3.

(h) Parent shall file with the SEC, at or as soon as reasonably practicable after the First Effective Time, a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the Adjusted Options, Adjusted Restricted Share Awards and Adjusted RSUs. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as Adjusted Options, Adjusted Restricted Share Awards and Adjusted RSUs remain outstanding.

Section 2.4. Withholding. Each of the Company, Parent, Merger Sub I, the Surviving Corporation, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable state, local or non-U.S. Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.5. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fraction of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest whole cent.

Section 2.6. Tax Treatment.

(a) For U.S. federal income Tax purposes, Parent, Merger Sub I, Merger Sub II and the Company intend that the Mergers, taken together, will be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code.

(b) The Parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by Company Stockholders pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the five (5) consecutive trading days ending on November 24, 2020; (iii) the “national securities exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be the NYSE; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg Finance L.P. The Parties further agree that the valuation of Parent Common Stock by reference to the methodology described in this Section 2.6(b) is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01(1) of Rev. Proc. 2018-12 and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 2.7. Alternative Transaction Structure. Notwithstanding the foregoing or anything in this Agreement to the contrary, in the event that ten (10) Business Days prior to the Closing, the Company and the trustee under the Convertible Notes Indenture have not each executed a supplemental indenture to the Convertible Notes Indenture in accordance with the terms thereof amending the terms thereof to permit the consummation of the Second Merger at the Second Effective Time without giving rise to a breach of, or any default under, any provision of the Convertible Notes Indenture, then Parent may irrevocably elect the Alternative Transaction Structure (as defined below) (by written notice to the Company at least one (1) Business Day prior to the anticipated Closing Date, a “Revised Structure Notice”; provided that if the Closing does not occur on the anticipated Closing Date, Parent may revoke such Revised Structure Notice and, at a later date, irrevocably elect to deliver a new written notice at least one (1) Business Day prior to the actual Closing Date), and upon delivery of such Revised Structure Notice, the structure of the Second Merger shall be modified such that for all purposes hereunder the Second Merger shall consist of the Surviving Corporation merging with and into Parent, with the separate existence of the Surviving Corporation ceasing and Parent continuing as the surviving corporation in the Second Merger (the “Alternative Transaction Structure”). If the Alternative Transaction Structure is adopted in accordance with the preceding sentence, (i) all references to “Merger Sub II” or “Surviving LLC” herein shall be deemed deleted from this Agreement (or replaced with “Parent,” solely to the extent the context requires such replacement to give effect to the Alternative Transaction Structure), and any representations, warranties, covenants or agreements of Merger Sub II or the Surviving LLC, as applicable, under this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub I, Merger Sub II or the Surviving LLC for any representations, warranties, covenants or agreements of Merger Sub II under this Agreement and (ii) all other provisions of this Agreement shall be given effect and shall continue in full force and effect and the Merger and the other transactions contemplated by this Agreement shall (subject to the terms and conditions hereof) occur.

Section 2.8. Limitation on Cash Consideration Payable. Notwithstanding anything in this Agreement to the contrary, if the Threshold Percentage (determined without regard to this sentence) is less than 41%, then an amount of cash otherwise payable to the holders of Company Common Stock under this Agreement (other than to holders of Dissenting Shares), equal to the amount of cash that would be necessary to cause the recomputed Threshold Percentage to equal 41%, shall instead be payable to such holders in an equivalent amount of Parent Common Stock (with each Parent Common Stock valued for this purpose at the Parent Trading Price); provided that cash shall be payable in respect of fractional shares of Parent Common Stock in accordance with Section 2.5. This Section 2.8 (including the defined terms used herein) is intended to cause this Agreement to satisfy the requirements of Treasury Regulations Section 1.368-1(e) (treating not less than 41% as a “substantial part” solely for such purpose) and shall be interpreted in a manner consistent therewith.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC since June 3, 2019, and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as set forth below.

Section 3.1. Qualification, Organization, Subsidiaries, etc.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company

Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date. The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is not in violation of the Company Governing Documents. The Company has made available to Parent prior to the date hereof complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of and each of the Company’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect (including, for the avoidance of doubt, Slack Fund L.L.C.).

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens or Liens arising under any applicable securities Law. Section 3.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary or such other Person, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary or in each such other Person, (iii) in the case of a Company Subsidiary, the names and the type of and percentage of interests held by any Person other than the Company or a Company Subsidiary in such Company Subsidiary and (iv) the classification for U.S. federal income Tax purposes of each Company Subsidiary.

Section 3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 5,000,000,000 shares of Class A Common Stock, 700,000,000 shares of Class B Common Stock and 100,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of November 27, 2020 (the “Company Capitalization Date”), (i) (A) 490,545,440 shares of Class A Common Stock (including 127,880 restricted shares of Class A Common Stock granted under Company Equity Plans and 694,541 restricted shares of Class A Common Stock granted under the arrangements set forth on Section 3.2(a)(i)(A)(1) of the Company Disclosure Letter) were issued and outstanding and 85,807,290 shares of Class B Common Stock (including 1,141,293 restricted shares of Class B Common Stock granted under Company Equity Plans and 50,753 restricted shares of Class B Common Stock granted under the arrangements set forth on Section 3.2(a)(i)(A)(2) of the Company Disclosure Letter) were issued and outstanding, (B) no shares of Class A Common Stock and no shares of Class B Common Stock were held in the Company’s treasury, (C) no shares of Class A Common Stock and no shares of Class B Common Stock were held by the Company Subsidiaries, (D) Company Options covering 1,434,853 shares of Class A Common Stock were outstanding, with a weighted average exercise price per share of $24.31, (E) Company Options covering 5,797,270 shares of Class B Common Stock were outstanding, with a weighted average exercise price per share of $5.50, (F) Company RSUs covering 15,920,993 shares of Class A Common Stock were outstanding; and (G) Company RSUs covering 21,580,605 shares of Class B Common Stock were outstanding; (ii) 74,775,212 shares of Class A Common Stock and no shares of Class B Common Stock were reserved for issuance pursuant to the Company Equity Plans; (iii) 12,770,714 shares of Class A Common Stock were reserved for issuance pursuant to the Company ESPP; (iv) 35,479,196 shares of Class A Common Stock were reserved for issuance pursuant to the Convertible Notes Indenture; and (v) no shares of Company Preferred Stock were issued or outstanding. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Company has sufficient authorized and unissued shares of Class A Common Stock to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. From and after the date of the Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment to the Conversion Rate (as defined in the Convertible Notes Indenture as in effect on the date hereof) from 32.2630 shares of Common Stock (as defined in the Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of Convertible Notes. From and after the date of the Capped Call Confirmations, no event or circumstance has occurred that has resulted in an adjustment (other than as a result of this Agreement or the Transactions) to the applicable Applicable Percentage (as defined in each Capped Call Confirmation as in effect on the date hereof) set forth in each Capped Call Confirmation as of the date of original effectiveness thereof, the applicable Option Entitlement (as defined in each Capped Call Confirmation as in effect on the date hereof) set forth in each Capped Call Confirmation as of the date of original effectiveness thereof, the Strike Price (as defined in each Capped Call Confirmation as in effect on the date hereof) from $30.9953 or the Cap Price (as defined in each Capped Call Confirmation as in effect on the date hereof) from $48.6200.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vii) the exercise price of each Company Equity Award, if applicable, and (viii) the expiration date of each Company Equity Award, if applicable.

(c) Except as set forth in Section 3.2(a) and Section 3.2(b), and other than the shares of Company Common Stock that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.2(a)(ii) and issued in accordance with the terms of the applicable Company Equity Plan and Company Equity Award, in each case as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned or in any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) requiring the registration for sale of or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or, other than the Convertible Notes, which are convertible into or exercisable for cash and/or securities having the right to vote) with the Company Stockholders on any matter.

(e) Other than the Founders Voting Agreements, there are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company’s Knowledge, a Company Stockholder) is a party with respect to the voting of the capital stock or other equity interests of the Company or any Company Subsidiary. True and complete copies of each Founders Voting Agreement in effect as of the date hereof have been made available to Parent prior to the date hereof. To the Company’s Knowledge, (i) none of the parties thereto is in any breach of or any default under the terms of any Founders Voting Agreement and (ii) each Founders Voting Agreement is a valid, binding and enforceable obligation on each party thereto and is in full force and effect, subject to the Enforceability Limitations.

Section 3.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Mergers. The execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the Company Governing Documents or otherwise) on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except, with respect to the First Merger, the receipt of the Company Stockholder Approval and, with respect to the Mergers, for the filing of the applicable Certificate of Merger with the Secretary of State of the State of Delaware.

(b) The affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) to approve the First Merger and adopt this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and to consummate the Transactions, including the Mergers.

(c) On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Stockholders approve the Transactions, including the First Merger, and adopt this Agreement. None of the foregoing actions by the Company Board of Directors has been rescinded or modified in any way (unless a Change of Recommendation has been effected after the date hereof in accordance with the terms of Section 5.3).

(d) On or prior to the date hereof, the Company Board of Directors, including all of the Independent Directors (as defined in the Charter), unanimously (i) determined that the Transactions, including the Mergers, constitute a Change of Control Transaction (as defined in the Company Charter) and (ii) the entry and execution of the Voting Agreement does not constitute a Transfer (as defined in the Company Charter) of the Company Stockholders of any Class B Common Stock.

(e) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, Merger Sub I and Merger Sub II, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 3.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL and the DLLCA, (ii) the filing of the Proxy Statement/Prospectus and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Proxy Statement/Prospectus, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws of the jurisdictions set forth on Section 3.4(a) of the Company Disclosure Letter and (vii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date.

(b) The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Stockholder Approval and except as described in Section 3.4(a), the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Material Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clause (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Mergers, prior to the Outside Date.

Section 3.5. SEC Reports and Financial Statements.

(a) Since June 3, 2019, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Company SEC Documents contained (or, with respect to the Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since February 1, 2019, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Company SEC

Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 3.6. Internal Controls and Procedures. The Company has established and maintains, and at all times since June 3, 2019, has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the

Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 31, 2017, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which disclosure (if any) and significant facts learned during the preparation of such disclosure have been made available to Parent prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting and (iii) any written claim or allegation regarding clause (i) or (ii). Since January 31, 2017, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 3.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of January 31, 2020, included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice since January 31, 2020 (other than any liability for any material breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8. Absence of Certain Changes or Events.

(a) From January 31, 2020, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From January 31, 2020 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 5.1 (other than any actions specified by clause (i), (iv), (v), (vii), (x), (xi), (xii), (xvi), (xxii) or (xxix) (to the extent clause (xxix) relates to the foregoing clauses)).

Section 3.9. Compliance with Law; Permits.

(a) The Company and each Company Subsidiary are and have been since January 31, 2017 in compliance with, and not in default under or in violation of, any Laws (including Environmental Laws and employee benefits and labor Laws) applicable to the Company or such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are and have been since January 31, 2017 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2015, none of the Company or any Company Subsidiary, in connection with the business of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any other third party (including the Company’s or the Company Subsidiaries’ respective Representatives) acting on behalf of the Company or any Company Subsidiary, has directly or indirectly (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another Person in the course of their business dealings with the Company or any Company Subsidiary, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2015, none of the Company or any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws. The Company and each Company Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures appropriate to the requirements of applicable Anti-Corruption Laws.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2015, the Company and the Company Subsidiaries have at all times conducted their businesses in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and all other applicable Import Restrictions and Export Controls in any countries in which any of the Company and the Company Subsidiaries conduct business. Since January 31, 2015, the Company and the Company Subsidiaries have maintained in all material respects all records required to be maintained in the Company’s and the Company Subsidiaries’ possession as required under the Import Restrictions and Export Controls.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2015, none of the Company or any Company Subsidiary has sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, Software, or technology (including products derived from or based on such technology) to any destination, entity, or Person prohibited by the Laws of the United States or any other country, without obtaining prior authorization from the competent Governmental Entities as required by those Laws. The Company and the Company Subsidiaries have complied in all material respects with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls, the Bureau of Industry and Security, or OFAC that is or has been in force since January 31, 2015. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2015, except pursuant to valid licenses, license exceptions or exemptions, the Company and the Company Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(g) None of the Company or any Company Subsidiary, nor, to the Company’s Knowledge, any director, officer, agent, employee or affiliate of the Company or any Company Subsidiary: (x) is, or is controlled or owned by, one or more Persons or entities targeted by sanctions administered by OFAC, the Department of Commerce Bureau of Industry or Security (BIS) or included on any sanctioned party list administered by OFAC (including the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, or Unverified List, or the Department of State Debarred Parties List, Excluded Parties List, Terrorist Exclusion List, the United Nations Security Council Consolidated List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited Persons made publicly available or provided to the Company or any Company Subsidiary by any Governmental Entity (such entities, Persons or organizations collectively, the “Restricted Parties”) or (y) has, since January 31, 2015, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions in violation of applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any

Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit its exporting activities or sales to any Governmental Entity. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has, since January 31, 2015, received any written notice of deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from OFAC or any other Governmental Entity or made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any action being taken or any penalty being imposed by a Governmental Entity against the Company or any Company Subsidiary. The Company and each Company Subsidiary has in place policies and procedures designed to ensure compliance with all applicable Import Restrictions and Export Controls.

(h) The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE.

Section 3.10. Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent). With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence with any Governmental Entity and (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. All material contributions or other material amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Company’s Knowledge, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c) Within the last six (6) years, no Company Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full, except, with respect to clause (iv) of the definition of Controlled Group Liability only, as would not result in a liability that is material to the Company and the Company Subsidiaries, taken as a whole.

(d) Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e) No Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(f) (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification and (ii) to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

(j) The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 3.11. Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union, works council or labor organization. Neither the Company nor any Company Subsidiary is (or has during the past two (2) years been) subject to a material labor dispute, strike or work stoppage. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the Company’s Knowledge, threatened involving employees of the Company or any Company Subsidiary.

(b) The Company and each Company Subsidiary are and have been since January 1, 2017 in compliance with all applicable Law respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, sexual harassment, discrimination, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the Company’s Knowledge, in the last five (5) years, (i) no allegations of sexual harassment have been made against any employee at the level of Vice President or above, and (ii) neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct by any employee at the level of Vice President or above.

Section 3.12. Tax Matters.

(a) The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all material Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete in all material respects.

(b) The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all material Taxes required to be paid by any of them.

(c) The Company and the Company Subsidiaries have (i) timely paid, deducted, withheld and collected all material amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) have otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(d) There is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes or material Tax Returns of the Company or any Company Subsidiary, or (ii) deficiency for material Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary and that has not been fully satisfied by payment.

(e) Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to any material Taxes or agreed to any extension of time with respect to a material amount of Tax assessment or deficiency (excluding extensions of time obtained by the Company or any Company Subsidiary in connection with extensions obtained in the ordinary course of business consistent with past practice for the filing of Tax Returns), which waiver or extension is still in effect.

(f) Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(g) None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any material Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries) or (ii) has any material liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.

(h) There are no Liens in respect of or on account of material Taxes upon any property or assets of the Company or any Company Subsidiary, other than Permitted Liens.

(i) Within the last six (6) years, no claim has been made in writing received by the Company or any Company Subsidiary from any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction, in each case with respect to such particular type of Tax.

(j) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or similar written agreement with a Tax authority, in each case, with respect to material Taxes.

(k) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l) Neither the Company nor any Company Subsidiary will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, or (C) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law). Neither the Company nor any Company Subsidiary has made an election pursuant to Section 965(h) of the Code.

(m) Neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.13. Litigation; Orders. As of the date hereof, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14. Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of all: (i) patents and patent applications, (ii) registered trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names and applications therefor, (iii) domain name and social media handle registrations, (iv) copyright registrations and applications for copyright registration, and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by the Company or any Company Subsidiary with any state, government or other public authority, in each case, that are owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to, the Company or any Company Subsidiary, whether wholly or jointly owned (the “Company Registered Intellectual Property”).

(b) The Company solely owns, or exclusively licenses, each item of material Company Intellectual Property free and clear of all Liens, other than Permitted Liens. Each material item of Company Registered Intellectual Property is subsisting and has not expired, been cancelled, or been abandoned, and to the Knowledge of the Company, each material item of Company Intellectual Property (other than applications for registrations) is valid and enforceable. As of the date hereof, no Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Knowledge of the Company, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Company Intellectual Property that is owned or purported to be owned by the Company or a Company Subsidiary or other Company Intellectual Property to the extent the Proceeding relates to the Company or a Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person (other than the licensor of exclusively licensed Company Intellectual Property) to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property that is or was Company Intellectual Property and is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole.

(d) The Company and the Company Subsidiaries own, license, sublicense or otherwise possess legally enforceable and sufficient rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as currently conducted, except as would not be, either individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(e) As of the date hereof, no Proceedings are pending or, to the Company’s Knowledge, are threatened against the Company or any Company Subsidiary, alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) each Company Product and the conduct of the business of the Company and the Company Subsidiaries, as currently conducted, does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property of any Person or constitute unfair competition or unfair trade practices (and as conducted since January 31, 2017, has not infringed, violated, constituted, or misappropriated any Intellectual Property of any Person or constituted unfair competition or unfair trade practices), (ii) to the Company’s Knowledge, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Company Intellectual Property, and (iii) since January 1, 2017, neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person alleging that such Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Company Intellectual Property.

(f) Except as would not reasonably be expected to, either individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole: (i) in each case in which the Company or any Company Subsidiary has engaged or hired an employee, consultant or contractor (whether current or former) for the purpose of developing or creating any Intellectual Property for the Company or any Company Subsidiary, the Company or such Company Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all such Intellectual Property; (ii) the Company and each Company Subsidiary have taken commercially reasonable actions to maintain and protect all Company Intellectual Property that derives independent economic value, actual or potential, from not being known to other Persons, and all such Intellectual Property has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect rights of like importance; and (iii) to the Company’s Knowledge, since January 1, 2017, there has been no unauthorized disclosure of Company Intellectual Property, or unauthorized disclosure by the Company or any Company Subsidiary of any third party Intellectual Property. Without limiting the generality of the foregoing, the Company and the Company Subsidiaries have, and enforce, a policy requiring each employee, consultant and independent contractor that has access to any such Intellectual Property to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(g) Neither the Company nor any Company Subsidiary has used, modified, distributed, or made available any Software or other technology under an Open Source License in a manner that would require any material Company Intellectual Property (i) to be disclosed, distributed, or made available in Source Code form, (ii) to be licensed for the purposes of preparing derivative works, (iii) to be licensed under terms that allow Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of applicable Law), or (iv) to be redistributed at no charge. The Company and the Company Subsidiaries are and have been in compliance in all material respects with all Open Source Licenses to which they are subject.

(h) Section 3.14(h) of the Company Disclosure Letter contains a complete and accurate list of, and the Company has made available to Parent prior to the date hereof true and complete copies of, all Contracts in effect (or with respect to Contracts no longer in effect, to the extent of any surviving terms) pursuant to which the Company or any Company Subsidiary (i) grants any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to any Person under or to any patent rights or other material Company Intellectual Property, except Ordinary Course Licenses, or (ii) other than the Ordinary Course Licenses and Open Source Licenses, is granted a license, covenant not to assert, release, agreement not to enforce or prosecute, or immunity to or under any Person’s Intellectual Property, and, in the case of clauses (i) and (ii), that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole (the foregoing in clause (i) and this clause (ii), together with the Ordinary Course Licenses and Open Source Licenses, the “IP Contracts”).

(i) The Company has made available to Parent prior to the date hereof a true and complete list of all material Company Products.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in (i) a material breach, violation, modification, cancellation, termination, or suspension of any IP Contract that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, (ii) the release of any Source Code that is Company Intellectual Property or other material proprietary or confidential Intellectual Property of the Company or any Company Subsidiary, (iii) the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Company Intellectual Property (or (except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party) any Intellectual Property of Parent) to any Person, except in the case of Company Intellectual Property, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, or (iv) the Company, any Company Subsidiary or (except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party) Parent being subject to any non-compete or other material restriction on the operation or scope of their respective business. All IP Contracts shall remain in full force and effect following the Closing in accordance with their terms, and, as of immediately after the Closing, the Company and the Company Subsidiaries will be entitled to exercise all of their respective rights under all IP Contracts to the same extent as prior to the Closing, in each case, except has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(k) As of the date hereof, no Proceeding by any Person is pending against the Company or any Company Subsidiary, nor has any of them received any written claim or notice since January 31, 2017, with respect to any material warranty or material indemnity claim relating to any Company Products or with respect to the material breach of any material agreement (including any IP Contract) under which such Company Products have been made available, in each case, which remains unresolved.

(l) To the Company’s Knowledge, no Software included in any Company Product contains any undisclosed disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, security vulnerabilities (as such terms are commonly understood in the software industry) or other Software routines or hardware components that (i) enable or assist any Person to access without authorization or disable or erase the Company Products, or (ii) otherwise significantly adversely affect the functionality of the Company Products, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.15. Privacy and Data Protection.

(a) Since January 1, 2017, the Company’s and each Company Subsidiary’s receipt, collection, monitoring, maintenance, hosting, creation, transmission, use, analysis, disclosure, storage, disposal and security, as the case may be, of Protected Information, and, to the Company’s Knowledge, any such activities performed or handled by authorized third parties on the Company’s or a Company Subsidiary’s behalf, have complied in all material respects with, and neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in the Company, any Company Subsidiary, the Surviving Corporation or the Surviving LLC being in material breach or material violation of (i) any Contracts to which the Company or any Company Subsidiary is a party, (ii) applicable Information Privacy and

Security Laws, (iii) PCI DSS, as applicable to the Company or a Company Subsidiary, (iv) any Privacy Statements, or (v) any consents or authorizations that apply to the Protected Information that have been obtained by the Company or a Company Subsidiary. The Company and each Company Subsidiary have executed Business Associate Agreements (as such agreements are defined in HIPAA) with any Business Associate (as defined in HIPAA), in compliance with HIPAA. The Company and each Company Subsidiary have all rights, authority, consents and authorizations necessary under applicable Information Privacy and Security Laws to receive, access, use and disclose the Protected Information in their possession or under their control in connection with the operation of their business. Since January 1, 2017, the Company and each Company Subsidiary have posted, where required by Information Privacy and Security Laws, as applicable, privacy policies governing their use of Protected Information on their websites made available by the Company and each Company Subsidiary, and the Company and each Company Subsidiary have complied in all material respects with such current and former published privacy policies.

(b) There has been no material (i) data security breach of or unauthorized access to any Company Products, or any material Company or Company Subsidiary systems, networks or information technology that transmits or maintains Protected Information or (ii) incident involving the loss, damage or unauthorized access, acquisition, modification, use or disclosure of any Protected Information owned, used, hosted, maintained or controlled by the Company or the Company Subsidiaries or, to Company’s Knowledge, no incident involving the loss, damage or unauthorized access, acquisition, modification, use or disclosure of any Protected Information hosted or maintained on behalf of the Company or the Company Subsidiaries, including any such unauthorized access, acquisition, modification, use or disclosure of Protected Information that would constitute a breach for which notification by the Company or any Company Subsidiary to individuals, Persons and/or Governmental Entities is required, or was made, under any applicable Information Privacy and Security Laws or Contracts to which the Company or a Company Subsidiary is a party. To the Company’s Knowledge, none of the Company’s or any Company Subsidiary’s material vendors, suppliers and subcontractors have (A) suffered any security breach that resulted in any unauthorized access to, modification of, use of, disclosure of or loss of or damage to any Protected Information, (B) materially breached any Contracts with the Company or any Company Subsidiary relating to Protected Information or (C) materially violated any applicable Information Privacy and Security Laws.

(c) Since January 1, 2017, the Company and each Company Subsidiary have implemented and maintained in a commercially reasonable manner a written information security program, covering the Company and each Company Subsidiary, designed to (i) identify and address internal and external risks to the security or privacy of any proprietary or confidential information in their possession, including Protected Information, (ii) implement and maintain reasonable administrative, technical and physical safeguards to control these risks, and (iii) maintain notification procedures in compliance with applicable Information Privacy and Security Laws in the case of any breach of security or privacy compromising Protected Information.

(d) Since January 1, 2017, no Person has (i) made any written claim against the Company or a Company Subsidiary, or (ii) to the Company’s Knowledge, commenced any Proceeding, in each case, with respect to (A) any alleged violation of applicable Information Privacy and Security Laws by the Company, any Company Subsidiary or (with respect to services provided to or on behalf of the Company) any third party with whom the Company or any Company Subsidiary has entered into a Contract in connection with the collection, maintenance, storage, retention, use, processing, disclosure, transfer or disposal of Protected Information or (B) any of the Company’s or a Company Subsidiary’s privacy or data security practices related to Protected Information, including any unlawful or accidental loss, damage or unauthorized access, acquisition, use, disclosure, modification or other misuse of any Protected Information maintained by or on behalf of the Company or the Company Subsidiaries. No Person has provided a written complaint to the Company or a Company Subsidiary, nor, to the Company’s Knowledge, to any third party, regarding the improper disclosure of Protected Health Information (as defined in HIPAA) by the Company or a Company Subsidiary.

(e) The Company and the Company Subsidiaries have in place disaster recovery plans, procedures and facilities that satisfy applicable Law in all material respects and the Company’s and the Company Subsidiaries’ obligations under Contracts with all customers, vendors, suppliers and subcontractors of the Company and the Company Subsidiaries, and the Company and the Company Subsidiaries are in compliance therewith in all material respects.

Section 3.16. Real Property; Assets. Neither the Company nor any Company Subsidiary owns any real property. Section 3.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property that is material to the Company or its Subsidiaries, in each case, other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material (such Contracts, “Company Leases”). Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease. The Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, free and clear of all Liens, other than Permitted Liens. The Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 3.17. Material Contracts.

(a) Except for this Agreement, Section 3.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 3.17(a), whether or not set forth on Section 3.17(a) of the Company Disclosure Letter, being referred to herein as the “Material Contract”):

(i) each Contract that limits in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the First Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service or that otherwise has the effect of restricting the Company, the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the First Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) each Contract that limits the freedom of the Company, any Company Subsidiary or any of their respective affiliates to negotiate or, except for provisions requiring notice or consent to assignment by the counterparty thereto, consummate any of the Transactions;

(iii) any material partnership, joint venture, strategic alliance, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar material Contract;

(iv) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of $1,000,000;

(v) each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Products) after the date hereof with consideration of more than $1,000,000;

(vi) each Contract of the type described in clauses (i) and (ii) of Section 3.14(h);

(vii) any Contract to put Source Code for any Company Product in escrow with a third Person on behalf of a licensee or contracting party, and any other Contract to provide Source Code for any Company Product to any third Person (other than an employee, contractor, agent or representative of the Company or a Company Subsidiary in the ordinary course of business consistent with past practice);

(viii) any settlement agreement or similar Contract restricting in any respect the operations or conduct of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the First Effective Time);

(ix) each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $5,000,000 in the twelve (12)-month period following the date hereof;

(x) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business consistent with past practice and in excess of $1,000,000;

(xi) each Contract that is a Material Customer Agreement, a Material Supplier Agreement or a Material Reseller Agreement;

(xii) each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the First Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xiii) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or its affiliates (including Parent and its affiliates after the First Effective Time);

(xiv) each non-ordinary course Contract that contains any material indemnification obligations by the Company or any Company Subsidiary;

(xv) each Company Government Contract pursuant to which the Company receives annual revenue in excess of $1,000,000;

(xvi) each Company Lease;

(xvii) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $500,000 or relating to any Liens on the assets of the Company or any Company Subsidiary;

(xviii) each Contract governing or amending, modifying, supplementing or otherwise relating to the Convertible Notes Indenture or the Convertible Notes Hedge Obligations;

(xix) each Contract involving other derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $500,000 or with a notional value in excess of $500,000;

(xx) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate, beneficial owner, associate or immediate family member; and

(xxi) any Contract not otherwise described in any other subsection of this Section 3.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof. None of the Company or any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

(c) The Company and the Company Subsidiaries have not delivered or granted, agreed to deliver or grant, or entered into any Company Government Contract that requires the delivery or granting to any Governmental Entity of (i) any Source Code for the Company Products; (ii) unlimited or government purpose rights (as defined in FAR Section 52.227-14, DFARS Section 252.227-7013 or 252.227-7014 or similar clauses) in the material Company Intellectual Property or Company Products or any portion thereof in which the Company could have legally asserted more restrictive rights under applicable regulations or contract clauses; or (iii) ownership of any portion of material Company Intellectual Property or Company Products. The Company and Company Subsidiaries have taken reasonable steps under any Company Government Contract and applicable Law to assert, protect and support its rights in material Company Intellectual Property and Company Products, so that no more than the minimum rights or licenses required under applicable Laws and the terms of such Company Government Contracts will have been provided to the applicable Governmental Entity and/or counterparty to such Company Government Contract.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) each Company Government Contract is binding on the Company or the Company Subsidiary party thereto and is in full force and effect, subject to the Enforceability Limitations, (ii) no Company Government Contract or offer, quotation, bid or proposal to sell products or services made by the Company or any Company Subsidiary to any Governmental Entity or any prime contractor (a “Government Contract Bid”) is the subject of bid or award protest proceedings resulting from the conduct of the Company or any of its Subsidiaries, and (iii) neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Government Contract. The Company and the Company Subsidiaries are in

compliance, and have been in compliance since January 31, 2017, in all material respects with the terms and conditions of each Company Government Contract and Government Contract Bid, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2017, (A) all material facts set forth or acknowledged by any representations, certifications or statements made or submitted by an authorized representative of the Company or a Company Subsidiary in connection with any Company Government Contract or Government Contract Bid were true, accurate and complete as of the date of submission, and (B) neither any Governmental Entity nor any prime contractor or subcontractor has notified the Company or any Company Subsidiary in writing that the Company or any Company Subsidiary has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract or Government Contract Bid. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2017, no material payment due to the Company or any Company Subsidiary pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off any such payment, and to the Company’s Knowledge, there is no basis for a price adjustment, refund or demand for payment under any such Company Government Contract.

(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 31, 2017, (i) none of the Company, any Company Subsidiary or any of their respective Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the Company’s Knowledge, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, (ii) none of the Company or any Company Subsidiary has received any request to show cause (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements), (iii) none of the Company or any Company Subsidiary, to the Company’s Knowledge, is the subject of a finding of non-compliance, nonresponsibility or ineligibility for government contracting, (iv) none of the Company or any Company Subsidiary is for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither the Company nor any Company Subsidiary, nor any of their respective directors, officers, employees or Principals (as defined in Federal Acquisition Regulation 52.209-5), nor to the Company’s Knowledge, any consultants or agents of the Company or any Company Subsidiary, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the Company’s Knowledge, threatened in writing, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of the Company or any Company Subsidiary with respect to any Company Government Contract, including any alleged material irregularity, misstatement or omission arising thereunder or relating thereto, and to the Company’s Knowledge, there is no basis for any such investigation, indictment, lawsuit or audit and (vi) neither the Company nor any Company Subsidiary has made any disclosure (A) to any Governmental Entity with respect to any alleged material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Company Government Contract or (B) under the Federal Acquisition Regulation mandatory disclosure or payment provisions to any Governmental Entity and, to the Company’s Knowledge, there are no facts that would require mandatory disclosure thereunder.

Section 3.18. Environmental Matters. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Company or any Company Subsidiary is contaminated with any Hazardous Substance and (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Company or any Company Subsidiary.

Section 3.19. Customers; Suppliers; Resellers; Government Entities.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of the top twenty-five (25) customers of the Company and the Company Subsidiaries based on revenue received by the Company or any Company Subsidiary during the last twelve (12) months ended October 31, 2020 (each, a “Material Customer” and each such Contract with a Material Customer, a “Material Customer Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or materially and adversely modify existing Contracts with the Company or the Company Subsidiaries.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list of the suppliers and vendors of the Company and the Company Subsidiaries with whom the Company and the Company Subsidiaries have spent at least $2,000,000 during the last twelve (12) months ended October 31, 2020 (each, a “Material Supplier” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Supplier, a “Material Supplier Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Supplier that such supplier shall not continue as a supplier to the Company or that such supplier intends to terminate or materially and adversely modify existing Contracts with the Company or the Company Subsidiaries.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth a list of each technology vendor, reseller, OEM, independent software vendor and distributor, in each case, of Company Products pursuant to which the Company or any Company Subsidiary has had billings during the last twelve (12) months ended October 31, 2020, in excess of $1,000,000 (each, a “Material Reseller” and each Contract with each Material Reseller, a “Material Reseller Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Reseller that such Material Reseller shall not continue as a technology vendor, reseller, OEM, independent software vendor and distributor, in each case, of Company Products, as applicable, to the Company or that such Material Reseller intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

(d) Section 3.19(d) of the Company Disclosure Letter sets forth a list (and the associated revenues for the last twelve (12) months ended October 31, 2020) of each (i) Governmental Entity of any jurisdiction in the United States (or any prime contractor or subcontractor of any Governmental Entity of any jurisdiction in the United States in its capacity as such) from which the Company and the Company Subsidiaries had had billings in excess of $1,000,000 during the last twelve (12) months ended October 31, 2020, and (ii) each Governmental Entity of any jurisdiction outside the United States (or any prime contractor or subcontractor of any Governmental Entity of any jurisdiction outside the United States in its capacity as such) from which the Company or any Company Subsidiary has had billings in excess of $1,000,000 during the last twelve (12) months ended October 31, 2020.

Section 3.20. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.21. Information Supplied. The information relating to the Company and the Company Subsidiaries to the extent supplied by or on behalf the Company and the Company Subsidiaries to be contained in, or incorporated by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance (including any amendments or supplements, the “Registration Statement”) will not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Registration Statement and the definitive proxy statement/prospectus to be sent to the Company Stockholders in connection with the First Merger and the Transactions (including any amendments or supplements, the “Proxy Statement/Prospectus”) will not, at the date the Proxy Statement/Prospectus is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus, which information or statements were not supplied by or on behalf of the Company.

Section 3.22. Opinion of Financial Advisor. The Company Board of Directors has received (a) an opinion of Qatalyst Partners LP to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Class A Common Stock, in their capacity as holders of Class A Common Stock (other than Parent or any affiliate of Parent), is fair, from a financial point of view, to such holders and (b) an opinion letter of Goldman Sachs & Co. LLC, dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration is fair from a financial point of view to the holders (other than Parent and its affiliates) of Company Common Stock. The Company shall, following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of each of the aforementioned opinion letters to Parent solely for informational purposes.

Section 3.23. State Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of Parent’s, Merger Sub I’s and Merger Sub II’s representations and warranties set forth in Section 4.14, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions (including, for the avoidance of doubt, the Voting Agreement) Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute. The Company has no rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Section 3.24. Related Party Transactions. Except as set forth in the Company SEC Documents, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

Section 3.25. Finders and Brokers. Other than Qatalyst Partners LP and Goldman Sachs & Co. LLC, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Mergers; provided that any amounts due to Qatalyst Partners LP and Goldman Sachs & Co. LLC in connection with this Agreement or upon or as a result of the consummation of the Mergers shall be paid immediately prior the Closing. A true and complete copy of the engagement letter with each of Qatalyst Partners LP and Goldman Sachs & Co. LLC has been made available to Parent prior to the date hereof.

Section 3.26. No Other Representations. Except for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(c), the Company acknowledges that none of Parent, Merger Sub I, Merger Sub II or any of their respective Representatives makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(c). Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article IV and the certificate delivered pursuant to Section 7.3(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT, MERGER SUB I AND MERGER SUB II

Except as disclosed in (x) any Parent SEC Document filed or furnished by Parent with the SEC since February 1, 2019, and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), Parent, Merger Sub I and Merger Sub II represent and warrant to the Company as set forth below.

Section 4.1. Qualification, Organization, etc. Each of Parent, Merger Sub I and Merger Sub II is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Except as would not be material to Parent and Parent Subsidiaries, taken as a whole, each Parent Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent, Merger Sub II, Merger Sub II and the other Parent Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to consummate the Transactions, including the Mergers, prior to the Outside Date. Parent has filed with the SEC, prior to the date hereof, complete and accurate copies of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

Section 4.2. Capitalization.

(a) The authorized capital stock of Parent consists of 1,600,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of November 27, 2020 (the “Parent Capitalization Date”): (i) (A) 915,444,634 shares of Parent Common Stock were issued and outstanding (including 1,132,837 restricted shares of Parent Common Stock), (B) 93,059 shares of Parent Common Stock were held in Parent’s treasury, (C) options granted under Parent Equity Plans to purchase 24,254,914 shares of Parent Common Stock were outstanding with a weighted average exercise price per share of $119.06, and (D) restricted stock unit awards granted under Parent Equity Plans covering 26,877,732 shares of Parent Common Stock (assuming any applicable performance goals are deemed satisfied at target) were outstanding; (ii) 81,100,145 shares of Parent Common Stock were reserved for future issuance pursuant to the Parent Equity Plans; (iii) 8,855,411 shares of Parent Common Stock were reserved for future issuance pursuant to Parent’s 2004 Employee Stock Purchase Plan; and (iv) no shares of Parent Preferred Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 4.2(a) and other than the shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date that were reserved for issuance as set forth in Section 4.2(a), as of the date hereof: (i) Parent does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent or any Parent Subsidiary is a party or is otherwise bound obligating Parent or any Parent Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of Parent or any Parent Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests.

(c) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) There are no voting trusts or other agreements, commitments or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interests of Parent or any Parent Subsidiary.

(e) The authorized capital stock of Merger Sub I consists solely of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and as of the First Effective Time shall be, directly or indirectly owned by Parent.

(f) The authorized capital stock of Merger Sub II consists solely of 100 limited liability company units, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub II is, and as of the Second Effective Time shall be, directly or indirectly owned by Parent.

Section 4.3. Corporate Authority.

(a) Parent, Merger Sub I and Merger Sub II have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Mergers. The execution and delivery of this Agreement, the performance of Parent’s, Merger Sub I’s and Merger Sub II’s obligations under this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent, Merger Sub I and Merger Sub II and no other corporate proceedings (pursuant to the Parent Governing Documents or otherwise) on the part of Parent, Merger Sub I or Merger Sub II are necessary to authorize the performance of Parent’s, Parent, Merger Sub I’s or Merger Sub II’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except, with respect to the Mergers, for the filing of the applicable Certificate of Merger with the Secretary of State of the State of Delaware and, if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, after the First Merger, the vote or consent of Parent, as the sole stockholder of the Surviving Corporation, necessary to approve the Mergers and adopt this Agreement.

(b) No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Mergers or the other Transactions. The vote or consent of Parent, as the sole stockholder of Merger Sub I, is the only vote or consent of the holders of any class or series of capital stock of Merger Sub I, and the vote or consent of Parent, as the sole member of Merger Sub II and, if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7, after the First Merger, as the sole stockholder of the Surviving Corporation, necessary to approve the Mergers and adopt this Agreement.

(c) This Agreement has been duly and validly executed and delivered by Parent, Merger Sub I and Merger Sub II and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent, Merger Sub I and Merger Sub II, is enforceable against Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to the Enforceability Limitations.

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL and the DLLCA, (ii) the filing of the Proxy Statement/Prospectus and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Proxy Statement/Prospectus, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws of the jurisdictions set forth on Section 3.4(a) of the Company Disclosure Letter and (vii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent, Merger Sub I and Merger Sub II of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to consummate the Transactions, including the Mergers, prior to the Outside Date.

(b) The execution and delivery by Parent, Merger Sub I and Merger Sub II of this Agreement do not, and, except as described in Section 4.4(a), the performance and the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to consummate the Transactions, including the Mergers, prior to the Outside Date.

Section 4.5. SEC Reports and Financial Statements.

(a) Since February 1, 2019, Parent has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, statements, schedules, documents and reports the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Parent SEC Documents contained (or, with respect to Parent SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to Parent SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since February 1, 2019, neither Parent nor any Parent Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein).

(b) The consolidated financial statements (including all related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and the absence of notes) in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and the absence of notes).

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor, to the Knowledge of Parent, any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Document.

Section 4.6. Internal Controls and Procedures. Parent has established and maintains, and at all times since January 31, 2017 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 31, 2017, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (the material circumstances of which (if any) and significant facts learned during the preparation of such disclosure have been made available to the Company prior to the date hereof) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting and (c) any written claim or allegation regarding clause (a) or (b). Since January 31, 2017, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 4.7. No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of January 31, 2020 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice since January 31, 2020 (other than any liability for any material breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events. From January 31, 2020, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9. Compliance with Law.

(a) Parent and each Parent Subsidiary are and have been since January 31, 2017 in compliance with and not in default under or in violation of any Laws (including Environmental Laws and employee benefits and labor Laws) applicable to Parent, such Subsidiary or any of their respective properties or assets, except where such noncompliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and each Parent Subsidiary are, and since January 31, 2017 have been, in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.

(c) Parent is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE.

Section 4.10. Litigation; Orders. As of the date hereof, there are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole.

Section 4.11. Information Supplied. The information relating to Parent and the Parent Subsidiaries to the extent supplied by or on behalf Parent and the Parent Subsidiaries to be contained in, or incorporated by reference in (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Registration Statement and the Proxy Statement/Prospectus will not, at the date the Proxy Statement/Prospectus is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Registration Statement will comply in all material respects with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent, Merger Sub I or Merger Sub II with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus, which information or statements were not supplied by or on behalf of Parent, Merger Sub I or Merger Sub II.

Section 4.12. Sufficient Funds; Valid Issuance. Assuming the accuracy of the Company’s representations and warranties set forth in Section 3.2(a), Section 3.2(b), Section 3.2(c) and Section 3.2(d), Parent will have at the Closing access to all of the funds that are necessary for it to pay the Cash Consideration and consummate the Transactions, and to perform its obligations under this Agreement. The Parent Common Stock to be issued as Stock Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Company Stockholder) will be free of restrictions on transfer.

Section 4.13. Finders and Brokers. Other than BofA Securities, Inc., neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Mergers.

Section 4.14. Stock Ownership. Parent is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. To the Knowledge of Parent, neither Parent nor any Parent Subsidiary directly or indirectly owns as of the date hereof, nor at any time in the past three (3) years through the date hereof has directly or indirectly owned, any shares of Company Common Stock.

Section 4.15. No Merger Subs Activity. Since its date of formation, (a) Merger Sub I has not engaged in any activities other than in connection with this Agreement and the Transactions and (b) Merger Sub II has not engaged in any activities other than in connection with this Agreement and the Transactions.

Section 4.16. Tax Matters. Merger Sub I is a direct, wholly owned Subsidiary of Parent. Merger Sub II is a direct, wholly owned Subsidiary of Parent. For U.S. federal income Tax purposes, Merger Sub II is and has always been “disregarded as an entity separate from its owner” as such phrase is used in Treasury Regulations Section 301.7701-2(c)(2)(i). Neither Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.17. No Other Representations. Except for the representations and warranties contained in Article III, the certificate delivered pursuant to Section 7.2(d) and the Voting Agreement, each of Parent, Merger Sub I and Merger Sub II acknowledges that none of the Company, any of its Representatives or any other Person makes, and each of Parent, Merger Sub I and Merger Sub II acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent, Merger

Sub I, Merger Sub II or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub I, Merger Sub II or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article III, the certificate delivered pursuant to Section 7.2(d) and the Voting Agreement. Without limiting the generality of the foregoing, each of Parent, Merger Sub I and Merger Sub II acknowledges that, except as may be expressly provided in Article III, the certificate delivered pursuant to Section 7.2(d) and the Voting Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, Merger Sub I, Merger Sub II, any of their respective Representatives or any other Person.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE MERGER

Section 5.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date hereof and the earlier of the First Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except as set forth in Section 5.1 of the Company Disclosure Letter, as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by Parent (with respect to clauses (i) (with respect to the organizational documents of any Company Subsidiary only), (iv), (v), (ix), (x), (xi), (xii), (xiii), (xiv), (xvi), (xvii), (xix), (xxii) and (xxiv) (or (xxix) with respect to any of the foregoing) of Section 5.1(b) only, such consent not to be unreasonably withheld, conditioned or delayed), the Company (a) shall, and shall cause each Company Subsidiary to, use reasonable best efforts to conduct its business in all material respects in the ordinary course of business and use reasonable best efforts to (i) preserve intact its and their present business organizations, goodwill and ongoing businesses, (ii) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (iii) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, employees and other Persons with whom it and they have material business relations (it being agreed by the Parties that with respect to the matters specifically addressed by any provision of Section 5.1(b), such specific provisions shall govern over the more general provision of this Section 5.1(a)); and (b) shall not, and shall cause each Company Subsidiary not to, directly or indirectly:

(i) amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents;

(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary), or enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or securities;

(iii) split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any of its capital stock or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for (A) the acceptance of shares of Company Common Stock as payment of the exercise price of Company Options or for withholding Taxes in respect of Company Equity Awards or (B) any such transaction involving only wholly owned Company Subsidiaries;

(iv) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award), other than (A) issuances of Company Common Stock in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Equity Awards outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) issuances of Company Common Stock in respect of any awards outstanding under the Company ESPP in respect of the Current ESPP Offering Period, (C) sales of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Equity Awards in order to satisfy Tax withholding obligations, or (D) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(v) except as required by any Company Benefit Plan as in existence as of the date hereof and set forth on Section 3.10(a) of the Company Disclosure Letter, (A) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, (B) grant to any of its directors, executive officers or employees any increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors, executive officers or employees, (D) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, executive officers or employees, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (F) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (G) terminate the employment of any employee at the level of senior vice president or above, other than for cause, (H) hire any new employees, except for non-officer employees at the vice president level or below, (I) provide any funding for any rabbi trust or similar arrangement, (J) enter into a Contract or relationship with a professional employer organization, or (K) form or otherwise establish any employing entity in any country that does not currently have an employing entity;

(vi) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries, (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice or (C) transactions involving an amount up to $50 million cash consideration in the aggregate, in each case, that (x) does not include any “earnout,” deferred or contingent payment obligation or any other future obligation to pay and (y) would not reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(vii) liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company and/or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice or (C) loans, advances, capital contributions or investments in Persons not listed on a national securities exchange of up to $15 million cash consideration in the aggregate (provided that such loans, advances, capital contributions or investments shall be non-controlling minority interests of less than ten percent (10%) of the total outstanding capital stock of such Person and shall not involve any board seat or other indicia of control);

(ix) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of the Company or the Company Subsidiaries), except (A) dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (B) non-exclusive licenses of Company Intellectual Property or Company Products entered into in the ordinary course of business consistent with past practice with customers and resellers of the Company or the Company Subsidiaries and (C) pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(x) terminate or materially amend or modify any written policies or procedures with respect to the use or distribution by the Company or any Company Subsidiary of any open source Software;

(xi) enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or grant of any license with respect to material Intellectual Property, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any material Company Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than (A) non-exclusive licenses of (x) Company Intellectual Property (other than patents on a stand-alone basis) or (y) Company Products, in each case entered into in the ordinary course of business consistent with past practice and (B) distribution rights for Company Products made or entered into in the ordinary course of business consistent with past practice;

(xii) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract of the types referred to in clause (i), (ii), (iii), (v), (viii), (xii), (xiii), (xiv), (xvii) or (xx) of Section 3.17(a) or any other Material Contract outside of the ordinary course of business consistent with past practice, (B) (1) materially modify, materially amend, extend or terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of this clause (2) other than in the ordinary course of business consistent with past practice or (C) materially modify or amend or terminate, or waive or release or assign any rights under any Material Government Bid or submit any new Government Contract Bid that would have been considered a Material Government Bid if it were submitted prior to the date hereof;

(xiii) except in accordance with the Company’s capital budget set forth on Section 5.1(b)(xiii) of the Company Disclosure Letter, make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xiv) commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any claim, litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any claim, litigation or proceeding that is not brought by Governmental Entities and that: (A) is for an amount not to exceed, for any such compromise or settlement individually, $1,000,000, or in the aggregate, $2,000,000, (B) does not impose any injunctive relief on the Company and the Company Subsidiaries and does not involve the admission of wrongdoing by the Company, any Company Subsidiary or any of their respective officers or directors or otherwise establish a materially adverse precedent for similar settlements by Parent or any Parent Subsidiaries (including following the First Effective Time the Company and the Company Subsidiaries) and (C) does not provide for the license of any Intellectual Property or the termination, modification or amendment of any license of Company Intellectual Property;

(xv) make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xvi) amend or modify in any material respect any Privacy Statement of the Company or any Company Subsidiary;

(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, amend any material Tax Return, file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments prior to the date hereof), settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), surrender any right to claim a material refund of Taxes, or agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xviii) take any action, or knowingly fail to take any action, which action or failure to act would or would be reasonably expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xix) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for the incurrence and repayment of any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(xx) enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(xxi) fail to use commercially reasonable efforts to maintain the Company’s insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Company and the Company Subsidiaries;

(xxii) (A) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (B) materially modify or amend or exercise any right to renew any Company Lease, or waive any material term or condition thereof or grant any material consents thereunder, (C) grant or otherwise knowingly create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by the Company, or any interest therein or part thereof, (D) knowingly commit any waste or nuisance on any such property or (E) make any material changes in the construction or condition of any such property, in the case of each of clauses (B) through (E), other than in the ordinary course of business consistent with past practice;

(xxiii) other than the Company Stockholders Meeting, convene any special meeting (or any adjournment or postponement thereof) of the Company Stockholders;

(xxiv) terminate or modify or waive in any material respect any right under any Company Permit;

(xxv) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xxvi) amend, modify, supplement or terminate the Convertible Notes Indenture or any Capped Call Confirmation or take any action that would result in a change to the Conversion Rate (as defined in the Convertible Notes Indenture as in effect on the date hereof) or the Applicable Percentage, Option Entitlement, Strike Price or Cap Price (each as defined in the Capped Call Confirmations as in effect on the date hereof) from that set forth in Section 3.2(a) (other than as contemplated pursuant to Section 6.15);

(xxvii) subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxviii) to the extent within the Company or any Company Subsidiary’s control, take any action to cause, or that would result in, the conversion of Class B Common Stock into Class A Common Stock; or

(xxix) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.2. Conduct of Business by Parent Pending the Closing. Parent agrees that between the date hereof and the earlier of the date of the First Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except as set forth in Section 5.2 of the Parent Disclosure Letter, as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each Parent Subsidiary not to, directly or indirectly:

(a) amend, modify, waive, rescind, change or otherwise restate the Parent Governing Documents (whether by merger, consolidation, operation of law or otherwise) in a manner that would materially and adversely affect the Company Stockholders, or adversely affect the Company Stockholders relative to other holders of Parent Common Stock;

(b) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Parent or any Parent Subsidiary), except (i) dividends and distributions paid or made in the ordinary course of business consistent with past practice by the Parent Subsidiaries to Parent or any other wholly owned Parent Subsidiary and (ii) for transactions that would require an adjustment to the Merger Consideration pursuant to Section 2.1(d) and for which the proper adjustment is made;

(c) split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, except for (i) any such transaction involving only wholly owned Parent Subsidiaries, and (ii) any transactions that would require an adjustment to the Merger Consideration pursuant to Section 2.1(d) and for which the proper adjustment is made;

(d) liquidate (completely or partially), dissolve or adopt any plan or resolution providing for any of the foregoing, in each case, with respect to Parent, Merger Sub I or Merger Sub II;

(e) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or publicly announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or a material portion of the assets of any Person (or any business or division thereof) that (i) would require (A) the filing by Parent or any Parent Subsidiaries of a Notification and Report Form pursuant to the HSR Act with respect to such acquisition or (B) any pre-closing approvals, consents, waivers or clearances under any Regulatory Laws of the jurisdictions set forth on Section 3.4(a) of the Company Disclosure Letter with respect to such acquisition and (ii) would reasonably be expected to prevent (A) any waiting period (or extensions thereof) applicable to the Transactions under the HSR Act from expiring or terminating prior to the Outside Date or (B) Parent, Merger Sub I or Merger Sub II from obtaining, prior to the Outside Date, any of the required pre-closing approvals, consents, waivers or clearances applicable to the Transactions under any Regulatory Laws of the jurisdictions set forth on Section 3.4(a) of the Company Disclosure Letter;

(f) take any action, or knowingly fail to take any action, which action or failure to act would or would be reasonably expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(g) subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date; or

(h) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.3. No Solicitation by the Company.

(a) From and after the date hereof until the earlier of the First Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company agrees that it shall not, and shall cause the Company Subsidiaries, and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries’ other Representatives to not, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing information or taking any other action) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would reasonably be expected to lead to an

Acquisition Proposal; (ii) participate in any negotiations regarding, or furnish to any person any information relating to the Company or any Company Subsidiary in connection with an actual or potential Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, or resolve or agree to take any such action; (v) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10)-Business Days after the public disclosure of such Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Stockholders Meeting); (vi) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (vii) approve, or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.3) (a “Company Acquisition Agreement”); (viii) call or convene a meeting of the Company Stockholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix) (to the extent related to the foregoing clauses (iii), (iv), (v), (vi), (vii) or (viii)), a “Change of Recommendation”). The Company shall, and shall cause the Company Subsidiaries and its and their respective officer and directors to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries’ other Representatives to, immediately cease any and all solicitation, encouragement, discussions or negotiations with any persons (or provision of any information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would be reasonably likely to violate the directors’ fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.3) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, conditioned upon such person agreeing to disclosure of such

Acquisition Proposal to Parent, in each case as contemplated by this Section 5.3. For purposes of this Section 5.3, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide written Acquisition Proposal that did not result from a breach of this Section 5.3, the Company and the Company Subsidiaries and the Company’s Representatives may contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify (and not to negotiate or engage in any discussions regarding or relating to) the material terms and conditions of such Acquisition Proposal so that the Company may inform itself about such Acquisition Proposal. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.3 by (x) a Company Subsidiary, (y) a director or officer of the Company or any Company Subsidiary or (z) any other Representatives acting on behalf of the Company or any Company Subsidiary shall be a breach of this Section 5.3 by the Company.

(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, an unsolicited, bona fide, written Acquisition Proposal that did not result from a breach of this Section 5.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal and, in each case, that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable Law, then in either event the Company may take the following actions: (x) furnish nonpublic information with respect to the Company to the person making such Acquisition Proposal and its Representatives, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Parent, and (y) engage in discussions or negotiations with such person with respect to such Acquisition Proposal.

(c) The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of the Company’s or any of its controlled affiliates’ or its or their respective Representatives’ receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals, correspondence or offers, including proposed agreements received by the Company or its Representatives relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto and promptly (and in any event within twenty-four (24) hours) provide to Parent copies of all proposals, offers and proposed agreements relating to an Acquisition Proposal received by the Company or its Representatives or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall promptly provide (and in any event within twenty-four (24) hours) to Parent any material nonpublic information concerning the Company provided to any other person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b). Unless this Agreement has been validly terminated pursuant to Section 8.1, the Company shall not take any action to exempt any person other than Parent, Merger Sub I or Merger Sub II from the restrictions on “business combinations” contained in any applicable Takeover Statute or in the Company Governing Documents, or otherwise cause such restrictions not to apply. The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d) Notwithstanding anything in this Section 5.3 to the contrary, but subject to Section 5.3(e), at any time prior to the Company Stockholder Approval being obtained, the Company Board of Directors may (i) make a Change of Recommendation (only of the type contemplated by Section 5.3(a)(iv) or Section 5.3(a)(vi)) in response to an Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors, that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable Law or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(h) in order to enter into a definitive agreement providing for an unsolicited Acquisition Proposal received after the date of this Agreement (which, for the avoidance of doubt, did not result from a breach of this Section 5.3 and such Acquisition Proposal is not withdrawn) if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Acquisition Proposal constitutes a Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors, that failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable Law; provided that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1. “Intervening Event” means any Effect that is material to the Company and the Company Subsidiaries (taken as a whole) and was not known by or reasonably foreseeable to the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Class A Common Stock, the

Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period, (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof or (E) natural disasters, epidemics or pandemics (including the existence and impact of the COVID-19 pandemic).

(e) Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with four (4)-Business Days’ prior written notice advising Parent that the Company Board of Directors intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period (which period shall expire at 11:59 p.m., Pacific Time, on the fourth (4th) Business Day), the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such four (4) Business Day period (which period shall expire at 11:59 p.m., Pacific Time, on the fourth (4th) Business Day) the Company Board of Directors again makes the determination under Section 5.3(d)(i) (after in good faith taking into account any amendments proposed by Parent) or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period (which period shall expire at 11:59 p.m., Pacific Time, on the fourth (4th) Business Day), the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such four (4) Business Day period (which period shall expire at 11:59 p.m., Pacific Time, on the fourth (4th) Business Day) the Company Board of Directors again makes the determination under Section 5.3(d)(ii) (after in good faith taking into account the amendments proposed by Parent). With respect to Section 5.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company Stockholders would receive as a result of the Superior Proposal), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 5.3(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that Parent receives notification from the Company of each such revision, and the Company Board of Directors shall not take any such action permitted under Section 5.3(d)(ii) prior to the end of any such period (which period shall expire at 11:59 p.m., Pacific Time, on the applicable day) as so extended in accordance with the terms of this Section 5.3(e).

(f) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to the Company Stockholders with regard to an Acquisition Proposal, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Change of Recommendation. For the avoidance of doubt, this Section 5.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Change of Recommendation except to the extent expressly permitted by Section 5.3(d) and Section 5.3(e).

Section 5.4. Preparation of the Registration Statement and the Proxy Statement/Prospectus; Company Stockholders Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company (with Parent’s reasonable cooperation) shall use reasonable best efforts to prepare within thirty (30) days following the execution of this Agreement a mutually acceptable Proxy Statement/Prospectus (as part of the Registration Statement), and Parent (with the Company’s reasonable cooperation) shall use reasonable best efforts to prepare and file within thirty (30) days following the execution of this Agreement with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Registration Statement, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the First Merger and (C) keep the Registration Statement effective through the Closing in order to permit the consummation of the First Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus. As promptly as practicable after the Registration Statement shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be filed and mailed to its stockholders. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement/Prospectus will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, without limiting the generality of this Section 5.4, with respect to documents filed by a Party which are incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus, this right to review and comment shall apply only with respect to information relating to the other Party or such other Party’s business, financial condition or results of operations. If, at any time prior to the First Effective Time, any information relating to Parent or the Company or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy

Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, at the time and in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Stockholders. Subject to applicable Law, each Party shall notify the other promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between either Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement/Prospectus, the Registration Statement or the Mergers.

(b) Subject to the earlier termination of this Agreement in accordance with Section 8.1, the Company shall (i) as promptly as reasonably practicable after the filing of the Registration Statement with the SEC and in consultation with Parent, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholders Meeting and (ii) duly call, give notice of, convene and hold a meeting of the Company Stockholders for the purpose of seeking the Company Stockholder Approval (as it may be adjourned or postponed as provided below, the “Company Stockholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty-five (45) days following the effectiveness of the Registration Statement), and the Company shall submit such proposal to the Company Stockholders at the Company Stockholders Meeting and shall not submit any other proposal to the Company Stockholders in connection with the Company Stockholders Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders Meeting) without the prior written consent of Parent. The Company agrees (i) to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last seven (7) days prior to the Company Stockholders Meeting) and to give written notice (which, for the avoidance of doubt, may be given via email) to Parent one (1) day prior to, and on the date of, the Company Stockholders Meeting, indicating whether, as of such date, sufficient proxies representing the Requisite Company Vote have been obtained.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may adjourn or postpone the Company Stockholders Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus or Registration Statement required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Stockholders Meeting or to obtain the Company Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval; provided that unless agreed to in writing by Parent, (x) any such adjournment or postponement shall be for a period of no more than ten (10) Business Days, and (y) the Company shall only be permitted to effect no more than one (1) such adjournment or postponement pursuant to this clause (ii); provided that (A) no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Stockholders Meeting, and (B) if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders Meeting under the circumstances contemplated by this clause (ii) for a period of up to ten (10) Business Days each (provided that Parent shall only make up to one (1) such request, and no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders Meeting). The Company shall use its reasonable best efforts to (A) solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and approval of the Transactions, including the Merger and (B) take all other action necessary or advisable to secure the Company Stockholder Approval, including, unless the Company Board of Directors has validly made a Change of Recommendation in accordance with Section 5.3, by communicating to the Company’s stockholders the Company Board Recommendation and including such Company Board Recommendation in the Proxy Statement/Prospectus. Notwithstanding any Change of Recommendation, unless this Agreement is terminated in accordance with its terms, (x) the Company Stockholders Meeting shall be convened and this Agreement shall be submitted to the Company Stockholders for approval at the Company Stockholders Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) all other obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date hereof until the earlier of the First Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours and upon reasonable advance notice to the Company’s and the Company Subsidiaries’ offices, properties, Contracts, personnel, books and records (so long as any such access does not unreasonably interfere with the Company’s business), and during such period, the Company shall, and shall cause each Company Subsidiary to, furnish as promptly as practicable to Parent all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which, in the reasonable good-faith judgment of the Company, would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which, in the reasonable good-faith judgment of the Company, would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney-client, attorney work product or other legal privilege).

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt written notice to the Company (solely with respect to the matters set forth in clauses (i) and (ii) and subject to Section 6.2(b)) (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Voting Agreement, the Transactions, including the Mergers, or the transactions contemplated by the Voting Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement or the Voting Agreement, (ii) of any legal proceeding commenced or, to such Party’s Knowledge, threatened against such Party or any of its Subsidiaries, affiliates, directors or officers or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, affiliates, directors or officers, in each case in connection with, arising from or otherwise relating to the Mergers or any other transaction contemplated by this Agreement or the Voting Agreement, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to Parent, Merger Sub I and Merger Sub II; provided, further, that either Party’s obligations, actions or inactions pursuant to this Section 6.1(c), in each case in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.2(b) or Section 7.3(b), as applicable, has been satisfied.

Section 6.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Mergers, as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Mergers, and (ii) taking all actions as may be necessary, subject to the limitations in this Section 6.2, to obtain (and cooperating with each other in obtaining) all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within fifteen (15) Business Days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable and (y) make all other necessary or advisable filings as promptly as reasonably practicable after the date hereof, and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested under any Regulatory Laws. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries shall be required to, and the Company may not and may not permit any Subsidiary to, without the prior written consent of Parent, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, the Surviving Company, Parent, Merger Sub I, Merger Sub II or any Subsidiary of any of the foregoing, (B) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of the Company, the Surviving Corporation, the Surviving Company, Parent, Merger Sub I, Merger Sub II or any Subsidiary of any of the foregoing in any manner or (C) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, the Surviving Company, Parent, Merger Sub I, Merger Sub II or any Subsidiary of any of the foregoing, in the case of each of clauses (A), (B) and (C), if any such action would reasonably be expected to, individually or in the aggregate, (x) materially reduce the reasonably anticipated benefits to Parent of the transactions contemplated by this Agreement or (y) impact Parent, the Company or their respective Subsidiaries in a manner or amount that is material relative to the value of the Company and the Company Subsidiaries, taken as a whole; provided that if requested by Parent, the Company or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company or its Subsidiaries in the event the Closing occurs.

(b) Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the Transactions under the HSR Act or any other Regulatory Law, (i) to the extent not prohibited by applicable Law, cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications (or, in the case of oral communications, advise the other Party of such communications), and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(b) as “Antitrust Counsel Only Material” which such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent on the one hand or the Company on the other) or its legal counsel.

(c) In connection with and without limiting the foregoing, in the event that Parent requests the Company to do so, the Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Transactions, including the Mergers. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and either (i) reimbursed or indemnified for by Parent or (ii) subject to the occurrence of the Closing).

Section 6.3. Publicity. From and after the date hereof until the earlier of the Closing or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Mergers, the other Transactions or this Agreement or the Voting Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Mergers, the other Transactions or this Agreement or the Voting Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (i) the Parties shall not be required by this Section 6.3 to provide any such review or opportunity to comment to the other Party relating to any dispute between the Parties relating to this Agreement; (ii) each Party may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Transactions on such Party; and (iii) the obligations set forth in this Section 6.3 shall not apply to any communication regarding an Acquisition Proposal in accordance with Section 5.3(f) or a Change of Recommendation in accordance with Section 5.3.

Section 6.4. D&O Insurance and Indemnification.

(a) For six (6) years from and after the First Effective Time, Parent shall, or shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Company Governing Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the First Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement as set forth on Section 6.4(a) of the Company Disclosure Letter and provided to Parent prior to the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in the Company’s or the Company Subsidiaries’ respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement as set forth on Section 6.4(a) of the Company Disclosure Letter and provided to Parent prior to the date of this Agreement shall survive the Transactions, including the Merger, and shall continue in full force and effect in accordance with the terms thereof; provided that, for the avoidance of doubt, such indemnification agreements shall survive the Closing only with respect to acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (whether asserted or claimed prior to, at or after the Effective Time) and shall not apply to any acts or omissions occurring or alleged to have occurred after the First Effective Time. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the sixth (6th) anniversary of the First Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six (6) years after the First Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers or any of the other Transactions).

(c) At or prior to the First Effective Time, the Company shall purchase a six (6)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the First Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith cooperate with Parent prior to the Closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.

(d) In the event Parent or the Surviving LLC or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving LLC, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions thereof.

Section 6.5. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other Transactions (including, for the avoidance of doubt, the Voting Agreement) and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other Transactions (including, for the avoidance of doubt, the Voting Agreement) may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other Transactions. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Merger or any of the other Transactions (including, for the avoidance of doubt, the Voting Agreement).

Section 6.6. Obligations of Merger Subs. Parent shall take all action necessary to cause Merger Sub I and Merger Sub II to perform its obligations under this Agreement and to consummate the Transactions, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub I and Merger Sub II under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

Section 6.7. Employee Matters.

(a) Parent shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended or terminated as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the First Effective Time and for a period of twelve (12) months thereafter, Parent shall provide to each employee of the Company and Company Subsidiary who continues to be employed by Parent or any Subsidiary thereof (the “Continuing Employees”), (i) substantially comparable aggregate on target earnings (for clarity, consisting of base pay or wage rate, as applicable, and incentive cash compensation opportunity, but excluding equity incentive compensation) to those in effect for such Continuing Employee immediately prior to the Closing; provided that, for each Continuing Employee whose compensation does not include commissions, such Continuing Employee shall also be provided at least the same wage rate or base salary as those in effect for such Continuing Employee immediately prior to the Closing, (ii) employee benefits (including health and welfare benefits, but excluding equity incentive compensation, retirement benefits and cash bonus opportunities) that are, in the aggregate, no less favorable to such Continuing Employee than, (A) for the period from the First Effective Time through December 31, 2021, those in effect for such Continuing Employee immediately prior to the Closing, and (B) for the period from January 1, 2022 through the first anniversary of the First Effective Time, those in effect for similarly situated employees of Parent and its Subsidiaries, and (iii) retirement benefits that are, in the aggregate, in Parent’s discretion, either (A) no less favorable to such Continuing Employee than those in effect for such Continuing Employee immediately prior to the Closing or (B) no less favorable than those in effect for similarly situated employees of Parent and its Subsidiaries.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the First Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the First Effective Time, to the same extent as such Continuing Employee was entitled, before the First Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the First Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time (other than any administrative delays in connection with any transition to Parent’s tax qualified defined contribution plan), in any and all New Plans to the extent coverage under such New Plan is of the same type as the Company Benefit Plan in which such Continuing Employee participated immediately before the First Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Continuing Employee participated immediately prior to the First Effective Time and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) If, at least ten (10) Business Days prior to the First Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the First Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide

Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors at least two (2) Business Days prior to the day on which the First Effective Time occurs; provided that, prior to amending or terminating the Company’s 401(k) plan, the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan is terminated pursuant to this Section 6.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent, Merger Sub I or Merger Sub II or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

(e) The Company shall use commercially reasonable efforts to terminate all Contracts, arrangements or relationships between the Company or any Company Subsidiary, on the one hand, and any professional employer organization, on the other hand, effective as of the Closing Date.

Section 6.8. Rule 16b-3. Prior to the First Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and Convertible Notes and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9. Stockholder Litigation. The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Mergers or any of the other Transactions or this Agreement or the Voting Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Corporation, the Surviving Company and their respective Subsidiaries) or which imposes an injunction or other equitable relief on the Company, Parent or any of their affiliates (including, after the First Effective Time, the Surviving Corporation, the Surviving Company and their respective Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1 or Section 6.2, the provisions of this Section 6.9 shall control.

Section 6.10. Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Class A Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the First Effective Time.

Section 6.11. Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the First Effective Time and effective upon the First Effective Time.

Section 6.12. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance.

Section 6.13. Certain Tax Matters.

(a) None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) take any action (or knowingly fail to take any action) which action (or failure to act) would or would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend this Agreement to meet the requirements of measuring continuity of interest pursuant to Treasury Regulations Section 1.368-1(e)(2)(i). The Parties shall treat, for U.S. federal income tax purposes, the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Each of Parent, Merger Sub I, Merger Sub II and the Company shall use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 7.2(e) and Section 7.3(d). In connection therewith, Parent shall deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent (“Parent’s Counsel”), and Latham & Watkins LLP, counsel to the Company (“Company’s Counsel”), a representation letter dated as of the Closing Date (and, if requested, dated as of the date the registration statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the registration statement or its exhibits) and signed by an officer of Parent (the “Parent Tax Representation Letter”), and the Company shall deliver to Parent’s Counsel and Company’s Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the date the registration statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the registration statement or its exhibits) and signed by an officer of the Company (the “Company Tax Representation Letter”); provided that, in each case, the representation letter shall contain such customary representations, warranties and covenants as are reasonably necessary or appropriate to allow each of Parent’s Counsel and Company’s Counsel to provide the opinions of counsel referred to in Section 7.2(e) and Section 7.3(d).

Section 6.14. Financing Cooperation(a) . Prior to the First Effective Time, the Company shall, and shall cause the Company Subsidiaries to, use its and their reasonable best efforts to, and shall use its reasonable best efforts to cause its and their respective Representatives to, provide customary cooperation and customary financial information, in each case that is reasonably requested by Parent in connection with any financing (the “Financing”) obtained or to be obtained by Parent for the purpose of financing the Transactions or any transaction undertaken in connection therewith (it being understood that the receipt of any such financing is not a condition to the Mergers), including by (i) furnishing, or causing to be furnished, to Parent (x) audited consolidated balance sheets and related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the Company for each of the three most recently completed fiscal years of the Company ended at least ninety (90) days prior to the Closing Date prepared in accordance with GAAP applied on a basis consistent with that of the most recent fiscal year and (y) unaudited consolidated balance sheets and related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows (in each case, subject to normal year-end adjustments and absence of footnotes) for each subsequent fiscal quarter ended on a date that is at least forty-five (45) days before the Closing Date, and (ii) using reasonable best efforts to cause the Company’s and the Company Subsidiaries’ independent accountants, as requested by Parent, to consent to the use of their audit reports on the financial statements of the Company and the Company Subsidiaries in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or Exchange Act in connection with the Financing and to provide any “comfort letters” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the Financing) necessary and reasonably requested by Parent in connection with any debt capital markets transaction comprising a part of the Financing and to participate in customary due diligence sessions; provided, however, that (A) no such cooperation shall be required to the extent it would (i) unreasonably disrupt the conduct of the Company’s business, (ii) require the Company or the Company Subsidiaries to incur any fees, expenses or other liability prior to the First Effective Time for which it is not promptly reimbursed or simultaneously indemnified, (iii) be reasonably expected to cause any director, officer or employee of the Company or any Company Subsidiary to incur any material personal liability, (iv) require the Company to waive or amend any terms of this Agreement or (v) require the Company to provide any information that is prohibited or restricted by applicable Law or is legally privileged (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of Law or to allow for such access or disclosure to the maximum extent that does not result in a loss of such legal privilege); and (B) the Company and the Company Subsidiaries shall not be required to execute any credit or security documentation or any other definitive agreement (other than customary authorization letters) or provide any indemnity, in each case of this clause (B), prior to the First Effective Time; provided, further, that in no event shall the Company’s breach of any obligations in this Section 6.14(a) be considered in determining the satisfaction of the condition set forth in Section 7.2(b) unless (i) the Company shall not have attempted in good faith to comply with such obligation in this Section 6.14(a) and (ii) such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at the First Effective Time.

(b) Parent shall indemnify and hold harmless the Company, the Company Subsidiaries, and their respective Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (i)the willful misconduct, gross negligence or bad faith of the Company and the Company Subsidiaries or any of their respective Representatives, (ii) the material breach by the Company of its obligations under this Agreement or (iii) any material misstatement or omission in information provided in writing hereunder by or on behalf of the Company, the Company Subsidiaries or any of their respective Representatives for use in connection with the Financing (clauses (i) through (iii) collectively, the “Indemnity Exceptions”). If this Agreement is terminated pursuant to Article VIII, Parent shall, promptly upon request by the Company, reimburse the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket costs actually incurred by the Company and the Company Subsidiaries (including those of its Representatives) in connection with taking action required or requested by Parent pursuant to this Section 6.14, other than those arising out of or resulting from the Indemnity Exceptions. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 6.14 represent the sole obligation of the Company, the Company Subsidiaries and their respective affiliates and Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Exhibits and the Company Disclosure Letter) shall be deemed to expand or modify such obligations.

Section 6.15. Treatment of Company Indebtedness.

(a) The Company shall (and shall cause the Company Subsidiaries to) deliver all notices and take all other actions required to facilitate at or prior to the First Effective Time the termination of all commitments outstanding under the Company Credit Agreement, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, (A) use reasonable best efforts to deliver to Parent at least seven (7) Business Days prior to the Closing Date, a draft payoff letter and draft related release documentation and (B) deliver to Parent at least two (2) Business Days prior to the Closing Date, an executed payoff letter and executed related release documentation, in each case, with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter at or prior to the First Effective Time, be released and terminated.

(b) Within the time periods required by the terms of the Convertible Notes Indenture, the Company shall, and shall cause the Company Subsidiaries to, take all actions required by, or reasonably requested by Parent pursuant to, the Convertible Notes Indenture and applicable Law to be performed by the Company or any Company Subsidiary at or prior to the Second Effective Time as a result of the execution and delivery of this Agreement or the consummation of the Transactions, including the giving of any notices that may be required or reasonably requested by Parent and delivery to the trustee, holders or other applicable Person, as applicable, of any documents or instruments required or reasonably requested by Parent to be delivered at or prior to the Second Effective Time to such trustee, holders or other applicable Person, in each case in connection with the execution and delivery of this Agreement, the Transactions or as otherwise required by, or reasonably requested by Parent pursuant to, the Convertible Notes Indenture; provided that the Company (or the applicable Company Subsidiary) shall deliver a copy of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the Convertible Notes Indenture. Without limiting the generality of the foregoing, prior to the Second Effective Time, the Company agrees to cooperate with Parent, at Parent’s written request, by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the First Effective Time and/or Second Effective Time, as applicable, one or more supplemental indentures, officer’s certificates and opinions of counsel, in each case in form and substance reasonably acceptable to Parent, pursuant to the Convertible Notes Indenture and (ii) using its reasonable best efforts to cause the trustee under the Convertible Notes Indenture to execute at the First Effective Time and/or Second Effective Time, as applicable, any such supplemental indenture.

(c) Prior to the First Effective Time, the Company shall (i) facilitate the settlement of the Convertible Note Hedge Obligations substantially concurrently with the First Effective Time as reasonably requested by Parent (it being understood that any such settlement, including the timing thereof, will be subject to the terms of the Capped Call Confirmations, unless otherwise agreed by the relevant dealer thereunder) and (ii) cooperate with Parent with respect to its efforts to settle the Convertible Note Hedge Obligations and the negotiation of any termination or settlement payment or valuation related thereto; provided that the Company shall not (x) exercise any right that it may have to terminate the Convertible Note Hedge Obligations (other than any exercise or termination contemplated pursuant to Section 9(h)(i) of the Capped Call Confirmations upon any conversion of Convertible Notes prior to the First Effective Time (a “Specified Exercise”)); it being agreed that the Company shall notify Parent in writing as promptly as practicable prior to any such exercise or termination) or (y) agree to amend, modify or supplement the terms relating to, or agree to any amount due upon, the termination or settlement thereof, in each case of clauses (x) and (y), without the prior written consent of Parent; provided, further, that nothing in this Section 6.15(c) shall require the Company to (A) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with any Convertible Note Hedge Obligations prior to the occurrence of the First Effective Time, (B) enter into or effect any settlement, termination, instrument or agreement, or agree to any settlement, termination or any other change or modification to any instrument or agreement, that is effective prior to the occurrence of the First Effective Time or (C) refrain from delivering, or delay the delivery of, any notice required by the terms of the Convertible Note Hedge Obligations or a notice contemplated by Section 9(h)(i) of the Capped Call Confirmations in connection with a Specified Exercise (it being understood that the Company will provide Parent with prior notice of any such delivery with an opportunity to comment on the relevant notice).

(d) Parent and/or one of its Subsidiaries may (i) commence one or more offers to purchase any or all of the outstanding Convertible Notes for cash, Parent Common Stock or a combination thereof (the “Offers to Purchase”); and/or (ii) solicit the consent of the holders of Convertible Notes regarding certain proposed amendments to the Convertible Notes Indenture (the “Consent Solicitations” and, together with any Offers to Purchase, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such Offer to Purchase shall not be consummated prior to the First Effective Time and any such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (other than the Company or one of its Subsidiaries). Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent or one of its Subsidiaries and which are permitted by the terms of such Convertible Notes, the Convertible Notes Indenture and applicable Laws, including SEC rules and regulations. Parent and its Subsidiaries shall consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall not be permitted to commence any Company Note Offers and Consent Solicitations until Parent shall have provided to the Company the necessary offer to purchase, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent or any of its Subsidiaries to holders of the Convertible Notes in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents (and Parent shall consider in good faith comments of the Company and its counsel thereon). Subject to the receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the Convertible Notes Indenture in accordance with the terms thereof amending the terms and provisions of such Convertible Notes Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent, which supplemental indenture shall become effective promptly upon receipt of the requisite consents (or as otherwise contemplated in the applicable Consent Solicitation) but shall not become operative until the First Effective Time. At Parent’s or its Subsidiaries’ expense, the Company shall, and shall cause its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent or any of its Subsidiaries, provide cooperation in connection with any Company Note Offers and Consent Solicitations (including but not limited to requesting, and using reasonable best efforts to cause, the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations); provided that prior to the First Effective Time, neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitations (other than, in connection with the execution of the supplemental indentures relating to the Consent Solicitations, the Company delivering and using reasonable best efforts to cause counsel for the

Company to deliver customary officer’s certificates and customary legal opinions (other than any opinions as to tax matters), respectively, to the trustee under the Convertible Notes Indenture, to the extent such certificates and opinions would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in the immediately preceding sentence. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent or its Subsidiaries and their fees and out-of-pocket expenses will be paid directly by Parent. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing. If at any time prior to the completion of the Company Note Offers and Consent Solicitations, any information should be discovered by the Company, Parent or one of their respective Subsidiaries that any of the Company, Parent or any of their respective Subsidiaries reasonably believes should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Parent to the holders of the applicable Convertible Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, if related to information of the Company or any of its Subsidiaries take the form of a filing of a Current Report on Form 8-K); provided that Parent shall provide a copy of such amendment or supplement to the Company a reasonable period of time in advance of such dissemination to allow for Company and its counsel to review and comment on such amendment or supplement (and Parent shall consider in good faith and accept all reasonable comments of the Company and its counsel thereon).

(e) As promptly as practical on or after the Free Trade Date (as defined in the Convertible Notes Indenture) and in any event no later than the De-Legending Deadline Date (as defined in the Convertible Notes Indenture), the Company shall remove the Restrictive Notes Legend (as defined in the Convertible Notes Indenture), or cause to be deemed removed the Restrictive Notes Legend, from the Convertible Notes, and cause such Convertible Notes to be assigned an unrestricted CUSIP number as a result thereof, in each case, in accordance with the terms of the Convertible Notes Indenture.

Section 6.16. Certain Actions. The Company shall use its reasonable best efforts to take the actions set forth on Section 6.16 of the Company Disclosure Letter.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub I, Merger Sub II and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) NYSE Listing. The shares of Parent Common Stock to be issued in the First Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance; provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.12.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

(d) Government Consents. (i) The waiting period (or extensions thereof) under the HSR Act relating to the Transactions shall have expired or been terminated and (ii) all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each other applicable Regulatory Law relating to the Transactions that is set forth on Section 7.1(d) of the Company Disclosure Letter shall have been made, expired, terminated or obtained, as the case may be, and remain in effect.

(e) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the First Effective Time or the Second Effective Time, as applicable or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the First Effective Time or the Second Effective Time, as applicable, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

Section 7.2. Conditions to Obligations of Parent. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub I and Merger Sub II, as the case may be, to the extent permitted by applicable Law:

(a) Representations and Warranties. (A) The representations and warranties of the Company set forth in Section 3.1(a) (other than the last sentence thereof) (Qualification, Organization, Subsidiaries, etc.), the first sentence of Section 3.1(b) (Qualification, Organization, Subsidiaries, etc.), Section 3.3 (Corporate Authority), Section 3.22 (Opinion of Financial Advisor), Section 3.23 (State Takeover Statutes; Anti-Takeover Laws) and Section 3.25 (Finders and Brokers) (x) that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and (y) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 3.2(a) (Capitalization), Section 3.2(c) (Capitalization), Section 3.2(d) (Capitalization) and Section 3.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of the Company set forth in Section 3.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred on or after the date of the Agreement and be continuing as of immediately prior to the Closing.

(d) Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.

(e) Tax Opinion. Parent shall have received a written opinion from Parent’s Counsel, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(e), Parent’s Counsel shall be entitled to rely on the Parent Tax Representation Letter and the Company Tax Representation Letter and such other information as Parent’s Counsel reasonably deems relevant.

Section 7.3. Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) Representations and Warranties. (A) The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.1 (Qualification, Organization, etc.), Section 4.3 (Corporate Authority) and Section 4.13 (Finders and Brokers) (x) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and (y) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.2(a) (Capitalization), Section 4.2(c) (Capitalization) and Section 4.2(d) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.8 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date hereof and shall be true and correct as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Each of Parent, Merger Sub I and Merger Sub II shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Closing.

(c) Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied.

(d) Tax Opinion. The Company shall have received a written opinion from Company’s Counsel, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions, set forth or referred to in such opinion, for U.S. federal income Tax purposes the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(d), Company’s Counsel shall be entitled to rely on the Parent Tax Representation Letter and the Company Tax Representation Letter and such other information as Company’s Counsel reasonably deems relevant.

ARTICLE VIII

TERMINATION

Section 8.1. Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time before the Closing, as follows (with any termination by Parent also being an effective termination by Merger Sub I and Merger Sub II):

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) Parent, Merger Sub I and/or Merger Sub II shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (ii) any of the representations and warranties of Parent, Merger Sub I or Merger Sub II set forth in this Agreement shall have become inaccurate, in either case of clause (i) or (ii) in a manner that would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent, Merger Sub I or Merger Sub II, as applicable, before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c);

(c) by Parent, in the event that (i) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (ii) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clause (i) or (ii) in a manner that would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent, Merger Sub I or Merger Sub II is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d) by either Parent or the Company if the Closing has not occurred on or before August 1, 2021 (as extended, the “Outside Date”); provided that (i) if, on the Outside Date, all of the conditions to Closing, other than the conditions set forth in Section 7.1(d) and Section 7.1(e) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Regulatory Law) and those conditions that by their nature are to be satisfied at Closing (but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), shall have been satisfied or waived, then the Outside Date shall automatically be extended one (1) time for all purposes hereunder for an additional three (3) months, which date shall thereafter be deemed to be the Outside Date and (ii) on the Outside Date as so extended pursuant to clause (i) of this Section 8.1(d), all of the conditions to Closing, other than the conditions set forth in Section 7.1(d) and Section 7.1(e) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Regulatory Law) and those conditions that by their nature are to be satisfied at Closing (but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), shall have been satisfied or waived, then the Outside Date shall automatically be extended one (1) additional time for all purposes hereunder for an additional three (3) months, which date shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of the failure of the Transactions to be consummated by the Outside Date and such action or failure to act constitutes a material breach of this Agreement;

(e) by Parent, if, prior to obtaining the Company Stockholder Approval, (i) the Company Board of Directors shall have effected a Change of Recommendation (whether or not in compliance with this Agreement) or (ii) the Company has materially breached Section 5.3;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(g) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(h) by the Company in order to effect a Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Superior Proposal; provided that (i) the Company has complied in all material respects with the terms of Section 5.3 and (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee.

Section 8.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub I, Merger Sub II or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.12 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement, (i) “willful breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement; and (ii) “fraud” shall mean common law fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

(b) Termination Fee.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(d) or Section 8.1(g), or Parent terminates this Agreement pursuant to Section 8.1(c) as a result of a breach, failure to perform or violation described in such Section that (except with respect to a breach of Section 5.3(a)) first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date hereof and prior to the date of such termination (or prior to the Company Stockholder Approval in the case of termination pursuant to Section 8.1(g)), a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party), or otherwise made known to the Company Board of Directors or the Company’s management, and in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) Business Days prior to the earlier of the date of the Company Stockholders Meeting and the date of such termination and (C) within twelve (12) months of such termination, an Acquisition Proposal is consummated or a definitive agreement with respect to an Acquisition Proposal is entered into, then on or prior to the date that is the earlier of (x) the date any such Acquisition Proposal is consummated and (y) the date of entry in any such definitive agreement, the Company shall pay to Parent a fee of nine hundred million dollars ($900,000,000) in cash (the “Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(ii) If (x) Parent terminates this Agreement pursuant to Section 8.1(e) or (y) the Company terminates this Agreement pursuant to Section 8.1(d) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(e), within two (2) Business Days after such termination, the Company shall pay to Parent the Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 8.1(h), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Termination Fee.

(iv) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent (which account shall be designated by Parent upon request by the Company to allow the Company to pay or cause to be paid to Parent any amounts payable hereunder within the time periods required by this Section 8.2). For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c) Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent, Merger Sub I and Merger Sub II in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b), then (i) the Company shall reimburse Parent for all reasonable out-of-pocket costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 8.2(b) from and including the date payment of such amounts were due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, except the right to seek monetary damages for fraud (solely as it relates to the representations and warranties expressly made in Article III) or for willful breach occurring prior to the valid termination of this Agreement, and without limiting Parent’s, Merger Sub I’s or Merger Sub II’s right to specific performance in accordance with Section 9.12, (A) the Termination Fee (and any other amounts expressly contemplated by this Section 8.2, if any) shall be the sole and exclusive monetary remedy available to Parent, Merger Sub I and Merger Sub II in connection with this Agreement and the Transactions in any circumstance in which the Termination Fee becomes due and payable and is paid by the Company in accordance with this Agreement, and (B) upon Parent’s receipt of the full Termination Fee (and any other amounts contemplated by this Section 8.2(c)) pursuant to this Section 8.2 in circumstances in which the Termination Fee is payable, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for fraud or willful breach. For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.12 and the payment of the Termination Fee pursuant to this Section 8.2(c), but in no event shall Parent be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.12 and (ii) the payment of the Termination Fee pursuant to this Section 8.2(c).

ARTICLE IX

MISCELLANEOUS

Section 9.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties.

(b) At any time and from time to time prior to the First Effective Time, either the Company, on the one hand, or Parent, Merger Sub I and Merger Sub II, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Merger Sub I, Merger Sub II or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent, Merger Sub I or Merger Sub II in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the First Effective Time.

Section 9.3. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses; provided, however, that Parent shall pay all filing fees under the HSR Act and any other applicable Regulatory Laws relating to the Transactions.

Section 9.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender; provided that, electronic mail received after 6:00 p.m., Pacific Time, shall be deemed received on the next day) or sent by a nationally recognized overnight courier service or express delivery service (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, Merger Sub I or Merger Sub II, to:

salesforce.com, inc.

Salesforce Tower

415 Mission Street, 3rd Floor

San Francisco, CA 94105

Email: legal@salesforce.com

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Email: ajnussbaum@wlrk.com

  rcchen@wlrk.com

Attention: Andrew J. Nussbaum

Ronald C. Chen

if to the Company, to:

Slack Technologies, Inc.

500 Howard Street

San Francisco, California 94105

Email: dschellhase@slack-corp.com

Attention: David Schellhase

with copies to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Email: rick.kline@lw.com

  tad.freese@lw.com

  mark.bekheit@lw.com

Attention: Richard A. Kline

Tad J. Freese

Mark M. Bekheit

Section 9.5. Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.6. Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.7. Entire Agreement; Third -Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent, Merger Sub I and Merger Sub II shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 6.4 and Section 9.13, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

Section 9.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Mergers are fulfilled to the extent possible.

Section 9.9. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.9(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 9.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.12. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Mergers or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party entitled under the terms of this Agreement at law or in equity.

(c) The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 9.13. Financing Entities. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, the Company Subsidiaries and each of their controlled affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Entities, arising out of or relating to, this Agreement, the Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter, agreement or document relating to the Financing, (c) agrees not to bring or support or permit the Company or any of the Company Subsidiaries or their affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Entity in any way arising out of or relating to, this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, the Company Subsidiaries and their controlled affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 9.4, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Entities in any way arising out of or relating to, this Agreement, the

Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Entities will have any liability to the Company, the Company Subsidiaries or any of their controlled affiliates or Representatives (in each case, other than Parent or its Subsidiaries) relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that (and each other Party hereto agrees that) the Financing Entities are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.13, and that such provisions and the definitions of “Financing Entities” and “Financing Parties” shall not be amended in any way adverse to the Financing Entities without the prior written consent of the Financing Parties).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

salesforce.com, inc.

By	/s/ John Somorjai
Name:	John Somorjai
Title:	Executive Vice President, Corporate Development & Salesforce Ventures

Skyline Strategies I Inc.

By	/s/ John Somorjai
Name:	John Somorjai
Title:	Vice President

Skyline Strategies II LLC

By	/s/ John Somorjai
Name:	John Somorjai
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Slack Technologies, Inc.

By:	/s/ Allen Shim
Name: Allen Shim
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (i) are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision) and (ii) do not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer, proposal or indication of interest from a Person (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a person pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Aggregate Cash Amount” means the aggregate amount of cash to be paid to holders of Company Common Stock (including in respect of any Dissenting Shares and any fractional shares pursuant to Section 2.5) in exchange for their Company Common Stock. Solely for purposes of Section 2.8 and the definitions used therein, the amount of cash payable in respect of Dissenting Shares shall be deemed to be (i) the Parent Trading Price multiplied by the Exchange Ratio plus (ii) the Cash Consideration per Dissenting Share (it being understood that the actual amount that would be payable in respect of any Dissenting Shares following completion of a proceeding determining the “fair value” of such Dissenting Shares would be determined pursuant to such proceeding in accordance with the applicable provisions of Delaware law).

“Aggregate Stock Consideration” means the product of (i) the aggregate number of shares of Parent Common Stock to be delivered to the holders of Company Common Stock in exchange for their Company Common Stock pursuant to this Agreement (for the avoidance of doubt, disregarding any fractional shares in respect of which cash is paid pursuant to Section 2.5), multiplied by (ii) the Parent Trading Price.

“Anti-Corruption Law” means any Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption including, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the U.K. Bribery Act 2010.

“Business Days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California or the State of New York or is a day on which banking institutions located in such States are authorized or required by applicable Law or other governmental action to close.

“Capped Call Confirmations” means that certain (i) Base Call Option Transaction Confirmation, dated as of April 6, 2020, by and between the Company and Goldman Sachs & Co. LLC, (ii) Additional Call Option Transaction Confirmation, dated as of April 7, 2020, by and between the Company and Goldman Sachs & Co. LLC, (iii) Base Call Option Transaction Confirmation, dated as of April 6, 2020, by and between the Company and Morgan Stanley & Co. LLC, (iv) Additional Call Option Transaction Confirmation, dated as of April 7, 2020, by and between the Company and Morgan Stanley & Co. LLC, (v) Base Call Option Transaction Confirmation, dated as of April 6, 2020, by and between the Company and Credit Suisse Securities (USA) LLC, (vi) Additional Call Option Transaction Confirmation, dated as of April 7, 2020, by and between the Company and Credit Suisse Securities (USA) LLC, (vii) Base Call Option Transaction Confirmation, dated as of April 6, 2020, by and between the Company and Citibank, N.A., (viii) Additional Call Option Transaction Confirmation, dated as of April 7, 2020, by and between the Company and Citibank, N.A., (ix) Base Call Option Transaction Confirmation, dated as of April 6, 2020, by and between the Company and Bank of Montreal and (x) Additional Call Option Transaction Confirmation, dated as of April 7, 2020, by and between the Company and Bank of Montreal.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in effect on the date hereof.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Credit Agreement” means that certain Revolving Credit and Guaranty Agreement, dated as of May 30, 2019, among the Company, the lenders and other parties from time to time party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent.

“Company Equity Awards” means the Company Options, the Company Restricted Share Awards and the Company RSUs.

“Company Equity Plans” means (i) the Company’s 2009 Stock Plan, as amended and restated from time to time, and (ii) the Company’s 2019 Stock Option and Incentive Plan, as amended and restated from time to time.

“Company ESPP” means the Company’s 2019 Employee Stock Purchase Plan.

“Company Governing Documents” means the Company Bylaws and the Company Charter.

“Company Government Contract” means any Contract with (i) any Governmental Entity; (ii) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or any higher-tier subcontractor to a prime contractor of a Governmental Entity in its capacity as a higher-tier subcontractor; or (iii) any subcontractor with respect to any Contract described in clauses (i) or (ii). Unless otherwise indicated, a task, purchase, change or delivery order under a Company Government Contract will not constitute a separate Company Government Contract for purposes of this definition, but will be considered part of the Company Government Contract under which it was issued.

“Company Intellectual Property” means all Intellectual Property owned by (or purported to be owned by), filed in the name of or exclusively licensed to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes in United States, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions in the business collaboration technology industry; (c) any changes in political, geopolitical, regulatory or legislative conditions in the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Mergers and the other Transactions); and (i) any action or failure to take any action which action or failure to act is requested in writing by Parent or otherwise expressly required by this Agreement (other than pursuant to Section 5.1(a)); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the business collaboration technology industry, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.

“Company Option” means each option to purchase Company Common Stock granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the First Effective Time.

“Company Products” means any and all products and services, including Software as a service (SaaS) and any professional or consulting services, that are or have been in the three (3) years prior to the date of this Agreement marketed, offered, sold, licensed, made available or distributed by the Company or any Company Subsidiary.

“Company Restricted Share Award” means the portion of each award of shares of Company Common Stock granted under any Company Equity Plan (or under the arrangements set forth on Section 3.2(a)(i)(A)(1) and Section 3.2(a)(i)(A)(2) of the Company Disclosure Letter) that is outstanding and subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code) as of immediately prior to the First Effective Time.

“Company RSU” means each restricted stock unit award relating to shares of Company Common Stock granted under any Company Equity Plan that is outstanding immediately prior to the First Effective Time and subject solely to service-based vesting requirements.

“Company Subsidiaries” means the Subsidiaries of the Company; provided that, for the avoidance of doubt, Slack Fund L.L.C. shall be deemed a Subsidiary of the Company for the purposes of this Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement, dated September 10, 2020, between Parent and the Company, as may be amended.

“Contract” means any legally binding written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other commitment or undertaking of any nature.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company and the Company Subsidiaries.

“Convertible Notes” means the $862,500,000 in aggregate principal amount of 0.50% Convertible Senior Notes due 2025 issued under the Convertible Notes Indenture.

“Convertible Notes Hedge Obligations” means the hedge obligations entered into in connection with the Convertible Notes evidenced by the Capped Call Confirmations.

“Convertible Notes Indenture” means the Indenture, dated as of April 9, 2020, between the Company and U.S. Bank National Association, as trustee.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Law which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Export Controls” means all applicable export and reexport control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC and the United Nations, International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.

“Financing Entities” means the Financing Parties and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Party

“Financing Parties” means the entities that have committed to or commit to provide or have otherwise entered into or enter into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in connection with the Financing.

“Founders Voting Agreements” means (i) the Holder Voting Agreement, dated as of May 29, 2019, by and among Eric Costello, Eric E.G. Costello Revocable Trust, Esther Costello 2019 Trust, Jude Costello 2019 Trust, Phoebe Costello 2019 Trust, Hope Costello 2019 Trust and Stewart Butterfield; (ii) the Holder Voting Agreement, dated as of May 27, 2019, by and among Cal Henderson, Rebecca Reeve Henderson, Cal Henderson and Rebecca Reeve Henderson, as trustees of the Henderson Family Trust u/a/d 7/21/2016, the Cal Henderson 2019 Grantor Retained Annuity Trust, the Theodore Henderson GST Exempt Trust under the Cal Henderson Family 2019 Irrevocable Trust, the William Franklin Henderson GST Exempt Trust under the Cal Henderson Family 2019 Irrevocable Trust, the Rebecca Reeve Henderson 2019 Grantor Retained Annuity Trust, the Theodore Henderson GST Exempt Trust under the Rebecca Reeve Henderson Family 2019 Irrevocable Trust, the William Franklin Henderson GST Exempt Trust under the Rebecca Henderson Family 2019 Irrevocable Trust and Stewart Butterfield; and (iii) the Holder Voting Agreement, dated as of May 24, 2019, by and between Serguei Mourachov and Stewart Butterfield, as assigned to 1232391 B.C. Ltd. pursuant to that Consent to Assignment, dated as of December 18, 2019, by and between Stewart Butterfield and Serguei Mourachov.

“GDPR” means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as currently in effect and as may be amended from time to time.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Import Restrictions” means all applicable U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others; (e) all finance and capital lease obligations and all synthetic lease obligations; (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances; and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Information Privacy and Security Laws” means (i) any Law, rule, regulation or directive and all binding guidance issued by any Governmental Entity thereunder applicable to the Company or to any Company Subsidiary and (ii) to the extent the Company has agreed to comply with the same, any binding applicable self-regulatory guidelines, in each case, relating to: (a) the privacy, protection, or security of Protected Information, including as relevant to the collection, storage, retention, processing, transfer, disclosure, sharing, disposal and destruction of Protected Information or (b) requirements for websites and mobile applications, online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, telemarketing, or email marketing. Without limiting the foregoing, “Information Privacy and Security Laws” includes, to the extent applicable to Company and Company Subsidiary, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the Fair and Accurate Credit Reporting Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (together, “HIPAA”), the Gramm-Leach-Bliley Act, state privacy and data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, the GDPR (and any European Union member states’ laws and regulations implementing the GDPR), the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000, as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection laws of the jurisdictions in which the Company or the Company Subsidiaries operate or which are applicable to their respective businesses.

“Intellectual Property” means all technology and intellectual property or other proprietary rights, whether statutory, common law or otherwise, in any jurisdiction throughout the world, including all: (a) inventions, discoveries, improvements, patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and other identifiers and indicia of origin, and all applications and registrations in connection therewith; (c) all works of authorship and copyrights (whether or not published), and all applications and registrations in connection therewith, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings; (d) intellectual property rights in Software; (e) mask works and industrial designs, and all applications and registrations in connection therewith; (f) trade secrets and other intellectual property rights in confidential and proprietary information (including inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, schematics, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data); and (g) rights of attribution and integrity and other moral rights of an author.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter with respect to Parent, Merger Sub I or Merger Sub II or (b) the individuals set forth on Section 1.1(a) of the Company Disclosure Letter with respect to the Company, in each case after reasonable inquiry of those employees of such Party and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA or any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the First Effective Time, by (b) the Per Share Cash Equivalent Consideration.

“NYSE” means the New York Stock Exchange.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses or the Free Software Foundation and listed at https://www.gnu.org/licenses/license-list.en.html, and any similar license for “free,” “publicly available” or “open source” software, including the Affero General Public License, Server Side Public License (SSPL), GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that otherwise requires, as a condition of use, modification, distribution, or making available of the Software or other technology licensed thereunder, that other Software or other technology incorporated into, derived from, distributed, or made available with, such Software or other technology (a) be, in the case of Software, disclosed or distributed in Source Code form, (b) be licensed for purposes of preparing derivative works, (c) be licensed under terms that allow Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of applicable Law), or (d) be redistributed at no charge.

“Option/RSU Conversion Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient, rounded to the 4th decimal place, obtained by dividing (i) the Cash Consideration by (ii) the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on the NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Ordinary Course License” means standard licenses contained in (a) customer subscription, terms of use or terms of service, license or service agreements, in each case, with respect to Company Products; (b) confidentiality agreements; or (c) agreements based on a form used by the Company or Company Subsidiary that has been made available to Parent, including each form of (i) software development kit (SDK), connector, or API agreement; (ii) distributor, reseller, or sales representatives agreement; (iii) agreement with employees and independent contractors; (iv) vendor, professional services, outsourced development, consulting, support or maintenance agreement; in each case that are non-exclusive, and granted in the ordinary course of business consistent with past practice.

“Parent Equity Plans” means all employee and director equity incentive plans of Parent and agreements for equity awards in respect of Parent Common Stock granted under the inducement grant exception.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred: (a) any changes in United States, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions in the business collaboration technology industry; (c) any changes in political, geopolitical, regulatory or legislative conditions in the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof;

(e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Mergers and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Mergers and the other Transactions); and (i) any action or failure to take any action which action or failure to act is requested in writing by the Company or otherwise expressly required by this Agreement; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the business collaboration technology industry, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Trading Price” means $260.50.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Per Share Cash Equivalent Consideration” means the sum of (a) the Cash Consideration and (b) the product (rounded to the nearest cent) obtained by multiplying (i) the Exchange Ratio by (ii) the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on the NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due or that is being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent; (iii) is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary; (ix) is a pledge or deposit to secure performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature that, in each case, is not material; and (x) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person or household, including information that identifies or could be used to identify, alone or in combination with other information, an individual natural person or an individual natural person’s device or browser, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or household, or is linked to any such data element that can reasonably be associated with an individual natural person or household). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and is regulated by such Law.

“Privacy Statements” means, collectively, all of the Company’s and the Company Subsidiaries’ (a) internal privacy policies and/or notices, and (b) publicly posted or internal privacy policies and/or notices (including if posted on the Company’s or the Company Subsidiaries’ products and services) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification or processing of Protected Information.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Protected Information” means (a) Personal Data; (b) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws and; (c) any information that is covered by the PCI DSS.

“Regulatory Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States (Laws described in clause (a), “Antitrust Laws) or (b) investments by entities that are deemed a foreign entity or that may pose a threat to national security for purposes of any applicable law or regulation (Laws described in clause (b), “FDI Laws).

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“Restricted Stock Conversion Ratio” means 0.1804.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code, object code or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (d) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner or managing member of such partnership.

“Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to eighty percent (80%) and twenty percent (20%), respectively) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors to be more favorable to the Company Stockholders from a financial point of view than the Mergers, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.3)).

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Threshold Percentage” means the quotient, expressed as a percentage, obtained by dividing (i) the Aggregate Stock Consideration by (ii) the sum of the Aggregate Stock Consideration plus the Aggregate Cash Amount.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

401(k) Termination Date	Section 6.7(c)
Acquisition Proposal	Section 8.2(b)(i)
Adjusted Option	Section 2.3(b)
Adjusted Restricted Share Award	Section 2.3(d)
Adjusted RSU	Section 2.3(d)
Agreement	Preamble
Alternative Transaction Structure	Section 2.7
Antitrust Laws	Annex A

Base Amount	Section 6.4(c)
Book-Entry Share	Section 2.1(a)(i)
Cancelled Shares	Section 2.1(a)(ii)
Cash Consideration	Section 2.1(a)(i)
Certificate	Section 2.1(a)(i)
Certificate of Merger	Section 1.4
Change of Recommendation	Section 5.3(a)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Closing	Section 1.3
Closing Date	Section 1.3
Company	Preamble
Company Acquisition Agreement	Section 5.3(a)
Company Benefit Plan	Section 3.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Leases	Section 3.16
Company Note Offers and Consent Solicitations	Section 6.15(d)
Company Permits	Section 3.9(b)
Company Preferred Stock	Section 3.2(a)
Company Registered Intellectual Property	Section 3.14(a)
Company SEC Documents	Section 3.5(a)
Company Stockholder Approval	Section 3.3(b)
Company Stockholders	Recitals
Company Stockholders Meeting	Section 5.4(b)
Company Tax Representation Letter	Section 6.13(b)
Company’s Counsel	Section 6.13(b)
Consent Solicitations	Section 6.15(d)
Continuing Employees	Section 6.7(a)
Current ESPP Offering Periods	Section 2.3(e)
Debt Offer Documents	Section 6.15(d)
DGCL	Recitals
Dissenting Shares	Section 2.1(c)
DLLCA	Recitals
DOJ	Section 6.2(b)
Enforceability Limitations	Section 3.3(e)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(i)
FCPA	Annex A
FDI Laws	Annex A
Financing	Section 6.14(a)
First Certificate of Merger	Section 1.4

First Effective Time	Section 1.4
First Merger	Recitals
Fractional Share Consideration	Section 2.1(a)(i)
fraud	Section 8.2(a)
FTC	Section 6.2(b)
GAAP	Section 3.5(b)
Government Contract Bid	Section 3.17(c)
HIPAA	Annex A
Indemnified Parties	Section 6.4(a)
Indemnity Exceptions	Section 6.14
Intervening Event	Section 5.3(d)
IP Contracts	Section 3.14(h)
Material Contract	Section 3.17(a)
Material Customer	Section 3.19(a)
Material Customer Agreement	Section 3.19(a)
Material Reseller	Section 3.19(c)
Material Reseller Agreement	Section 3.19(c)
Material Supplier	Section 3.19(b)
Material Supplier Agreement	Section 3.19(b)
Merger Consideration	Section 2.1(a)(i)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
New Plans	Section 6.7(b)
OFAC	Section 3.9(e)
Offers to Purchase	Section 6.15(d)
Old Plans	Section 6.7(b)
Original Closing Date	Section 1.3
Outside Date	Section 8.1(d)
Parent	Preamble
Parent Capitalization Date	Section 4.2(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article IV
Parent Governing Documents	Section 4.1
Parent Permits	Section 4.9(b)
Parent Preferred Stock	Section 4.2(a)
Parent SEC Documents	Section 4.5(a)
Parent Tax Representation Letter	Section 6.13(b)
Parent’s Counsel	Section 6.13(b)
Parties	Preamble
Party	Preamble
Payoff Letter	Section 6.15(a)
person	Section 5.3(a)
Proxy Statement/Prospectus	Section 3.21
Registration Statement	Section 3.21
Restricted Parties	Section 3.9(g)

Revised Structure Notice	Section 2.7
Sarbanes-Oxley Act	Section 3.5(a)
Second Certificate of Merger	Section 1.4
Second Effective Time	Section 1.4
Second Merger	Recitals
Specified Exercise	Section 6.15(c)
Stock Consideration	Section 2.1(a)(i)
Surviving Company	Section 1.1
Surviving Corporation	Section 1.1
Surviving LLC	Section 1.1
Termination Fee	Section 8.2(b)(i)
Transactions	Recitals
Voting Agreement	Recitals
willful breach	Section 8.2(a)

Exhibit 99.1

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT is entered into as of December 1, 2020 (this “Agreement”), by and among salesforce.com, inc., a Delaware corporation (“Parent”), and each of the persons set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”). Parent and the Stockholders are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Parent, Slack Technologies, Inc., a Delaware corporation (the “Company”), Skyline Strategies I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), and Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, at the First Effective Time under the Merger Agreement, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation in the First Merger (the “Surviving Corporation”) upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, immediately following the First Merger, a second merger shall occur (a) if the Revised Structure Notice shall not have been delivered by Parent in accordance with Section 2.7 of the Merger Agreement, by the Surviving Corporation merging with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act or (b) if the Revised Structure Notice shall have been delivered by Parent in accordance with Section 2.7 of the Merger Agreement, by the Surviving Corporation merging with and into Parent, with Parent surviving the merger in accordance with the applicable provisions of the DGCL (such second step merger together with the First Step Merger, the “Mergers”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of such number of shares of each class of capital stock of the Company as set forth opposite such Stockholder’s name on Schedule A hereto (the “Existing Shares”);

WHEREAS, the board of directors of the Company (the “Board”) has (i) determined that the Mergers constitute a Change of Control Transaction (as defined in the Amended and Restated Certificate of Incorporation of the Company (the “Charter”)) and unanimously adopted the Merger Agreement, and approved the transactions contemplated thereby, including the Mergers, and (ii) subject to Section 4.14 of the Merger Agreement, the Board has taken all action necessary to render inapplicable to the Merger Agreement and transactions contemplated thereby (including, for the avoidance of doubt, this Agreement) Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute; and

WHEREAS, as a condition to the willingness of Parent, Merger Sub I and Merger Sub II to enter into the Merger Agreement, and incurring the obligations set forth therein, and as an inducement and in consideration for Parent, Merger Sub I and Merger Sub II to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement concurrently with the execution and delivery of the Merger Agreement, pursuant to which, among other things, each Stockholder is agreeing, subject to the terms of this Agreement, to vote all of such Stockholder’s Shares in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. For the purposes of and under this Agreement, the following capitalized terms shall have the respective meanings below. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

(a) “beneficial ownership” by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition, of such security, and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining beneficial ownership, a Person shall be deemed to be the beneficial owner of any securities that may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty (60) days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). For purposes of this Agreement, a Person shall be deemed to beneficially own any securities beneficially owned by its Affiliates or any Group of which such Person or any such Affiliate is or becomes a member or is otherwise acting in concert. For the avoidance of doubt, beneficially own and beneficial ownership shall also include record ownership of securities. The terms “beneficially own,” “beneficially owned” and “beneficial owner” shall each have a correlative meaning.

(b) “Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

(c) “Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company.

(d) “Company Common Stock” means the Class A Common Stock and the Class B Common Stock of the Company.

(e) “Founder Voting Agreements” means (i) the Holder Voting Agreement, dated as of May 29, 2019, by and among Eric Costello, Eric E.G. Costello Revocable Trust, Esther Costello 2019 Trust, Jude Costello 2019 Trust, Phoebe Costello 2019 Trust, Hope Costello 2019 Trust (collectively, the “Costello Entities”) and Stewart Butterfield; (ii) the Holder Voting Agreement, dated as of May 27, 2019, by and among Cal Henderson, Rebecca Reeve Henderson, Cal Henderson and Rebecca Reeve Henderson, as trustees of the Henderson Family Trust u/a/d 7/21/2016, the Cal Henderson 2019 Grantor Retained Annuity Trust, the Theodore Henderson GST Exempt Trust under the Cal Henderson Family 2019 Irrevocable Trust, the William Franklin Henderson GST Exempt Trust under the Cal Henderson Family 2019 Irrevocable Trust, the Rebecca Reeve Henderson 2019 Grantor Retained Annuity Trust, the Theodore Henderson GST Exempt Trust under the Rebecca Reeve Henderson Family 2019 Irrevocable Trust, the William Franklin Henderson GST Exempt Trust under the Rebecca Henderson Family 2019 Irrevocable Trust (collectively, the “Henderson Entities”) and Stewart Butterfield; and (iii) the Holder Voting Agreement, dated as of May 24, 2019, by and between Serguei Mourachov and Stewart Butterfield, as assigned to 1232391 B.C. Ltd. pursuant to that Consent to Assignment, dated as of December 18, 2019, by and between Stewart Butterfield and Serguei Mourachov.

(f) “Shares” means, with respect to each Stockholder, (1) such Stockholder’s Existing Shares and (2) any shares of Company Common Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company, in each case that such Stockholder, directly or indirectly, has or acquires beneficial ownership of on or after the date hereof.

1.2 Other Definitions.

Term	Section
10b5-1 Class B Shares	Section 3.2(b)
Agreement	Preamble
Board	Recitals
Charter	Recitals
Company	Recitals
Determination Date	Section 2.1(a)
DGCL	Recitals
Encumbrances	Section 4.1(c)
Existing Shares	Recitals
First Merger	Recitals
Merger Agreement	Recitals
Merger Sub I	Recitals
Merger Sub II	Recitals
Mergers	Recitals
Parent	Preamble
Parties	Preamble
Party	Preamble
Permitted Encumbrances	Section 4.1(c)
Permitted Transfer	Section 3.2(b)
Stockholder	Preamble
Stockholders	Preamble
Surviving Corporation	Recitals
Termination Date	Section 5.2
Transfer	Section 3.2(b)

ARTICLE II

AGREEMENT TO VOTE

2.1 Agreement to Vote.

(a) Each Stockholder hereby irrevocably and unconditionally agrees that during the period beginning on the date hereof and ending on the Termination Date, it shall, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, including the Company Stockholders Meeting), however called (the date of the taking of any such action being an applicable “Determination Date”), each Stockholder shall, in each case to the fullest extent that such Stockholder’s Shares are entitled to vote thereon: appear at such meeting or otherwise cause such Stockholder’s Shares to be counted as present thereat for purposes of establishing a quorum; and

(i) vote, or cause to be voted at such meeting, in person or by proxy, all of such Stockholder’s Shares:

(A)

in favor of the approval and adoption of (1) the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, and (2) any related proposal in furtherance thereof, including in favor of any proposal to adjourn or postpone to a later date any meeting of the stockholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the stockholders of the Company if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and

(B)

against (1) any Acquisition Proposal or any related proposal in furtherance thereof; (2) any action or agreement that is in opposition to the Mergers or that would result in a breach of any covenant, representation or warranty of the Company or any of its Subsidiaries contained in the Merger Agreement; and (3) any other action that would reasonably be expected to impede, interfere with, delay, postpone, frustrate the purposes of, or adversely affect the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement or the performance by the Company of its obligations under the Merger Agreement.

(b) Any vote required to be cast pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of that vote. Any attempt by a Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) such Stockholder’s Shares in contravention of this Section 2.1 shall be null and void ab initio. If a Stockholder is the beneficial owner, but not the holder of record, of any Shares, such Stockholder agrees to take all actions necessary to cause the holder of record and any nominees to vote all of such Shares in accordance with this Section 2.1. For the avoidance of doubt, Stewart Butterfield shall take all actions necessary to exercise his rights under the Founder Voting Agreements to cause the Shares covered by the Founder Voting Agreements to be voted in accordance with and pursuant to Section 2.1(a). To the extent a Stockholder does not fully control the determinations of such stockholder entity, such Stockholder agrees to exercise all voting or other rights it has in such entity to carry out the intent and purposes of the support and voting obligations in this Section 2.1 or otherwise set forth in this Agreement. For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, limited partnership or other entity holding Shares over which the applicable Stockholder exercises direct or indirect voting control.

(c) Nothing in this Agreement shall obligate any Stockholder to exercise any option or any other right to acquire any shares of Company Common Stock.

ARTICLE III

ADDITIONAL AGREEMENTS

3.1 Waiver of Appraisal Rights and Certain Other Actions; Litigation. To the full extent permitted by Law, each Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 262 of the DGCL), any dissenters’ rights and any similar rights relating to the Mergers that such Stockholder may have, directly or indirectly, by virtue of the ownership of any Shares, or may acquire in connection with the Mergers. Each Stockholder further agrees not to commence, join in, facilitate, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub I, Merger Sub II or the Company or any of their respective affiliates and each of their successors, directors managers or officers relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the closing of the Mergers) or (b) alleging a breach of any duty of the Board or any Stockholder in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

3.2 No Inconsistent Arrangements; No Transfer.

(a) Each Stockholder represents, covenants and agrees that, except for this Agreement and the Shares subject to the Founder Voting Agreements, such Stockholder (i) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement, voting trust or similar arrangement or understanding with respect to such Stockholder’s Shares, (ii) has not granted, and shall not grant at any time prior to the Termination Date, a proxy, consent or power of attorney with respect to such Stockholder’s Shares, (iii) has not taken, and shall not take at any time while this Agreement remains in effect, any action that would, or would reasonably be expected to, (A) make any representation or warranty of such Stockholder contained herein untrue or incorrect, (B) violate or conflict with such Stockholder’s covenants and obligations under this Agreement, (C) otherwise have the effect preventing, impairing or materially delaying such Stockholder from performing any of its obligations under this Agreement or (D) have the effect of preventing, impairing or materially delaying, the Merger or the other transactions contemplated by the Merger Agreement or the performance by the Company of its obligations under the Merger Agreement.

(b) Except as provided hereunder, from and after the date hereof and until the Termination Date, each Stockholder shall not, directly or indirectly, (i) create or permit to exist any Encumbrances, other than Permitted Encumbrances, on such Stockholder’s Shares; (ii) transfer, sell, short sell, assign, tender, encumber, gift, hedge, distribute, pledge or otherwise dispose of, or grant a proxy with respect to, such Stockholder’s Shares, beneficial ownership thereof or any other interest therein (including, for the avoidance of doubt, any “Transfer” (for this purpose, as defined in the Charter) or take any other action that would cause or result in the conversion of a share of Class B Common Stock into a share of Class A Common Stock pursuant to the Charter), or enter into any derivative arrangement with respect to (collectively, “Transfer”), such Stockholder’s Shares, or any right or interest therein (or offer to do or consent to any of the foregoing); (iii) enter into or acquire any Contract with respect to such Stockholder’s Shares or any legal or beneficial interest therein, including any derivative contract, any futures or forward contract to deliver such Stockholder’s Shares or any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such Stockholder’s Shares; (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to such Stockholder’s Shares; or (v) deposit or permit the deposit of such Stockholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Stockholder’s Shares. Any action taken in violation of the immediately preceding sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may Transfer such Stockholder’s (A) Shares to a Permitted Transferee (as defined in the Charter), but only if such Transfer does not result in the conversion under the Charter of such Shares that are shares of Class B Common Stock into Class A Common Stock, or (B) Shares of Class A Common Stock and, solely in the case of clause (3) below, up to 825,000 shares of Class B Common Stock (such Class B Common Stock, the “10b5-1 Class B Shares”) (1) if such Transfer is by David C. Butterfield and Alfonso D. Rubio Memorial Foundation for bona fide charitable purposes, (2) in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligations arising from the exercise, vesting and/or settlement of any Company Option, Company RSU or Company Restricted Share Award, and (3) pursuant to a Rule 10b5-1 trading plan in effect as of the date hereof (any such Transfer and any Transfer with Parent’s prior written consent, a “Permitted Transfer”), provided that (x) a Transfer pursuant to clause (A) of this sentence shall be a Permitted Transfer only if the transferee of such Shares, prior to the date of such Transfer, agrees in a signed writing satisfactory to Parent (acting reasonably) to accept such Shares subject to the terms of this Agreement and to be bound by the terms of this Agreement applicable to such Stockholder for all purposes of this Agreement and (y) any Transfer of Shares pursuant to clause (B), in the aggregate (taking into account all Transfers of Shares pursuant to clause (B) by any Stockholder from and after the date of this Agreement), will not, and would not reasonably be expected to exceed one percent (1%) of the total voting power of the outstanding shares of Company Common Stock as of immediately prior to the applicable Determination Date. If any involuntary Transfer of such Stockholder’s Shares in the Company shall occur (including, but not limited to, a sale by any Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (including any transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the terms of this Agreement applicable to the initial Stockholder of such Shares.

(c) Without limiting Section 3.2(a) and Section 3.2(b), prior to the Termination Date, each Stockholder shall not take any action to cause the conversion of such Stockholder’s Shares that are Class B Common Stock into shares of Class A Common Stock (except as expressly permitted in Section 3.2(b) with respect to the 10b5-1 Class B Shares). Each Stockholder agrees with, and covenants to, Parent that such Stockholder shall not request that the Company register the conversion (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the Stockholder’s Shares that are Class B Common Stock into Class A Common Stock (except as expressly permitted in Section 3.2(b) with respect to the 10b5-1 Class B Shares). Any conversion of shares of Class B Common Stock in violation of this Agreement shall, to the fullest extent permitted by Law, be null and void ab initio.

(d) From the date hereof until the Termination Date, such Stockholder shall not, without the prior written consent of Parent, amend, modify or waive any provision or remedy under the applicable Founder Voting Agreement.

3.3 Adjustments. In the event of any stock split (including a reverse stock split), stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting such Stockholder’s Shares, the terms of this Agreement shall apply to the resulting securities.

3.4 No Shop Obligations of the Stockholders.

(a) Subject to Section 5.14 and from the date hereof until the Termination Date, each Stockholder shall not, and shall cause its affiliates and its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing information or taking any other action) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any person any information relating to the Company or any Company Subsidiary in connection with an actual or potential Acquisition Proposal, (iii) otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, offers, discussions or negotiations, (iv) encourage or recommend any other holder of Company Common Stock to not adopt the Merger Agreement or approve the transactions contemplated by the Merger Agreement, including the Mergers, (v) support, recommend, endorse, authorize or approve, or propose to support, recommend, endorse, authorize or approve, any Acquisition Proposal or enter into any Company Acquisition Agreement or (vi) agree to do any of the foregoing. Each Stockholder shall, and shall cause its affiliates and its and their respective Representatives to, immediately cease any and all solicitation, encouragement, discussion or negotiation with any Person or groups or provision of any information to any persons (other than Parent, its Subsidiaries, and their respective Representatives acting on their behalf) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that each Stockholder, its affiliates and its and their respective Representatives may engage in such activities to the extent that the Company is permitted to engage in such activities pursuant to the terms of the Merger Agreement, but only if such Stockholder and its affiliates and its and their respective Representatives each comply with the terms of the Merger Agreement as if it were the Company.

(b) From and after the date hereof until the First Effective Time, each Stockholder shall promptly (and in any event within twenty-four (24) hours) (i) notify Parent of (A) any Acquisition Proposal it receives in its capacity as a stockholder of the Company, (B) any proposals or inquiries it receives in its capacity as a stockholder of the Company that would reasonably be expected to lead to an Acquisition Proposal and (C) any inquiry or request it receives in its capacity as a stockholder of the Company for information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Acquisition Proposal, (ii) if such Acquisition Proposal, request or inquiry is in writing, deliver to Parent a copy of such Acquisition Proposal, request or inquiry and any related draft agreements and other written materials setting forth the terms and conditions of such Acquisition Proposal, request or inquiry, and (iii) if such Acquisition Proposal, request or inquiry is oral, provide to Parent a reasonably detailed summary thereof. Without limiting any Stockholder’s other obligations hereunder, each Stockholder shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Acquisition Proposal and with respect to any material change to the terms of any such Acquisition Proposal within twenty-four (24) hours of any such material change.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Parent, as to such Stockholder with respect to his, her or its own account and with respect to its Shares, on a several basis, that:

(a) Authorization; Binding Agreement. If such Stockholder is not an individual, such Stockholder is duly organized and validly existing in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Stockholder’s entity powers and have been duly authorized by all necessary entity actions on the part of such Stockholder, and such Stockholder has all requisite entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has all requisite legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Limitations. If such Stockholder is an individual and is married, and such Stockholder’s Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Stockholder’s spouse and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms, subject to the Enforceability Limitations.

(b) Non-Contravention. Neither the execution and delivery of this Agreement by such Stockholder (or if applicable, such Stockholder’s spouse) nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder (or if applicable, such Stockholder’s spouse) with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of such Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder (or if applicable, such Stockholder’s spouse), except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which such Stockholder (or if applicable, such Stockholder’s spouse) is a party or by which such Stockholder (or if applicable, such Stockholder’s spouse) or such Stockholder’s Shares may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien (other than Permitted Liens) on any asset of such Stockholder (or if applicable, such Stockholder’s spouse) (other than one created by Parent, Merger Sub I or Merger Sub II) or (e) violate any Law applicable to such Stockholder (or if applicable, such Stockholder’s spouse) or by which such Stockholder’s Shares are bound, except, in the case of each of clauses (c), (d) and (e), as would not reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder’s ability to perform its obligations hereunder.

(c) Ownership of Shares; Total Shares. Such Stockholder is the record and beneficial owner of all of the Existing Shares and has good and marketable title to all of the Existing Shares free and clear of any Liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a stockholder in respect of such Existing Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (i) this Agreement, (ii) any applicable restrictions on transfer under the Securities Act or any state securities law, (iii) the Company Governing Documents, (iv) any applicable Company Equity Plan or agreements evidencing grants thereunder, (v) the Amended and Restated Investors’ Rights Agreement, dated May 9, 2019, and (vi) the Founder Voting Agreement to which such Stockholder is a party ((i) through (vi), collectively, “Permitted Encumbrances”).

(d) The Existing Shares listed on Schedule A opposite such Stockholder’s name constitute all of the shares of Company Common Stock, Company Options, Company RSUs, and Company Restricted Share Award, and any other securities of the Company beneficially owned by such Stockholder as of the date hereof.

(e) Voting Power. Except, in each case, for the Shares subject to the Founder Voting Agreements, such Stockholder has full voting power with respect to all of such Stockholder’s Shares (to the extent such Shares have voting rights) (provided that nothing under the Founder Voting Agreements would prohibit, conflict with or otherwise impede this Agreement or the transactions contemplated hereby), and full power of disposition with respect to such Shares to the extent they consist of vested shares of Company Common Stock, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Shares.

(f) Absence of Other Voting Agreements. (i) None of such Stockholder’s Shares is or will be subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting of such Shares, in each case, that is inconsistent with this Agreement and (ii) except for such Stockholder’s Shares subject to the applicable Founder Voting Agreement, none of such Stockholder’s Shares is subject to any pledge agreement pursuant to which such Stockholder does not retain sole and exclusive voting rights with respect to such Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument. True and complete copies of each Founder Voting Agreement in effect as of the date hereof have been made available to Parent prior to the date hereof. None of the parties thereto is in material breach of or any material default under the terms of any Founder Voting Agreement. Each Founder Voting Agreement is a valid, binding and enforceable obligation on each party thereto and is in full force and effect, subject to the Enforceability Limitations.

(g) Absence of Litigation. With respect to such Stockholder, as of the date hereof, there is no Proceeding pending against such Stockholder, or, to the knowledge of such Stockholder, threatened against (i) such Stockholder or its affiliates or (ii) any of such Stockholder’s properties or assets (including any of such Stockholder’s Shares), in each case, that would reasonably be expected to prevent, materially delay or impair the performance by such Stockholder of its obligations under this Agreement.

(h) Reliance by Parent, Merger Sub I and Merger Sub II. Such Stockholder understands and acknowledges that Parent, Merger Sub I and Merger Sub II are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations and warranties of such Stockholder contained herein. Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Mergers and the other transactions contemplated thereby.

4.2 Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

(a) Organization and Qualification. Parent is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization. All of the issued and outstanding capital stock of Merger Sub I and Merger Sub II is owned directly or indirectly by Parent.

(b) Authority for this Agreement. Parent has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent have been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by each Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender; provided that electronic mail received after 6:00 p.m., Pacific Time, shall be deemed received on the next day) or sent by a nationally recognized overnight courier or express delivery service (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, to:

salesforce.com, inc.

Salesforce Tower

415 Mission Street, 3rd Floor

San Francisco, CA 94105

Email: legal@salesforce.com

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Email: ajnussbaum@wlrk.com

            rcchen@wlrk.com

Attention: Andrew J. Nussbaum

                 Ronald C. Chen

if to a Stockholder, to such Stockholder’s address or email address set forth below:

Stewart Butterfield and the David C. Butterfield and Alfonso D. Rubio Memorial Foundation

500 Howard Street

San Francisco, CA 94105

Email: stewart@slack-corp.com

Attention: Stewart Butterfield

Eric Costello and the Costello Entities

500 Howard Street

San Francisco, CA 94105

Email: eric.costello@gmail.com

Attention: Eric Costello

Cal Henderson, Rebecca Reeve Henderson and the Henderson Entities

San Francisco, CA 94105

Email: cal@slack-corp.com

Attention: Cal Henderson

Serguei Mourachov and 1232391 B.C. Ltd.

500 Howard Street

San Francisco, CA 94105

Email: serguei@slack-corp.com

Attention: Serguei Mourachov

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Email: rick.kline@lw.com

            tad.freese@lw.com

            mark.bekheit@lw.com

Attention: Richard A. Kline

                 Tad J. Freese

                 Mark M. Bekheit

5.2 Termination. This Agreement shall terminate automatically with respect to a Stockholder and Parent, without any notice or other action by any Person, upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the First Effective Time, (c) the entry without the prior written consent of such Stockholder into any amendment, waiver or modification to the Merger Agreement that results in a decrease in the Merger Consideration or changes the mix of Merger Consideration or (d) the delivery of written notice by Parent to such Stockholder of termination of this Agreement, and upon the occurrence of the earliest of such events this Agreement shall terminate and be of no further force (the date of termination, the “Termination Date”). Upon termination of this Agreement with respect to a Stockholder and Parent, neither such Stockholder nor Parent shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 5.2 shall relieve or otherwise limit the liability of any Party for fraud or any willful breach (as defined in the Merger Agreement) of this Agreement prior to termination hereof and (ii) the provisions of this Article V shall survive any termination of this Agreement.

5.3 Amendments and Waivers.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each Party.

(b) At any time and from time to time prior to the First Effective Time, each Party may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent or any Stockholder to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or such Stockholder, as applicable. No failure or delay by Parent or a Stockholder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

5.4 Entire Agreement; Third-Party Beneficiaries. This Agreement and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

5.5 Enforcement; Remedies. The Parties agree that irreparable damage would occur and that the Parent would not have any adequate remedy at law in the event that any Stockholder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.

5.6 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5.6(b) in the manner provided for notices in Section 5.1. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

5.7 Waiver of Jury Trial.

(a) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8 Assignment. This Agreement shall not be assigned by any Party (including by operation of law, by merger or otherwise) without the prior written consent of (a) Parent, in the case of an assignment by a Stockholder and (b) each Stockholder, in the case of an assignment by Parent; provided that Parent may assign any of its respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

5.9 Descriptive Headings. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof.

5.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner.

5.11 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

5.12 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

5.13 Publicity; Documentation and Information. Each Stockholder agrees that it shall not make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent, and such Stockholder will consider in good faith the reasonable comments of Parent with respect to such disclosure and otherwise cooperate with Parent in obtaining confidential treatment with respect to such disclosure). Each Stockholder consents to and hereby authorizes Parent, Merger Sub I and Merger Sub II to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Entity or applicable securities exchange, and any press release or other disclosure document that Parent, Merger Sub I or Merger Sub II reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Merger Agreement or this Agreement, including, without limitation, any registration statement and any definitive proxy statement/prospectus (and any amendments or supplements thereto), such Stockholder’s identity and ownership of such Stockholder’s Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and each Stockholder acknowledges that Parent, Merger Sub I and Merger Sub II may, in Parent’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity or securities exchange.

5.14 Capacity as Stockholder. Each Stockholder signs this Agreement in such Stockholder’s capacity as a stockholder of the Company, and not, if applicable, in such Stockholder’s capacity as a director, officer or employee of the Company. Notwithstanding anything herein to the contrary, nothing in this Agreement shall in any way restrict a director or officer of the Company in the taking of any actions (or the failure to take any actions) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties in his or her capacity as a director or officer of the Company, or prevent, or be construed to create any obligation on the part of, any director or officer of the Company from taking any action in his or her capacity as such director or officer.

5.15 Further Assurances. Each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform its obligations under this Agreement.

5.16 Stockholder Obligation Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

salesforce.com, inc.

By:	/s/ John Somorjai
Name:	John Somorjai
Title:	Executive Vice President, Corporate Development & Salesforce Ventures

[Signature Page to Voting and Support Agreement]

STOCKHOLDERS:

By:	/s/ Stewart Butterfield
Name:	Stewart Butterfield

DAVID C. BUTTERFIELD AND ALFONSO D. RUBIO MEMORIAL FOUNDATION

By:	/s/ Stewart Butterfield
Name:	Stewart Butterfield
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

STOCKHOLDERS:

By:	/s/ Eric Costello
Name:	Eric Costello

By:	/s/ Katrina Costello
Spouse (if applicable): Katrina Costello

ERIC E.G. COSTELLO REVOCABLE TRUST

By:	/s/ Eric Costello
Name:	Eric Costello
Title:	Trustee

ESTHER COSTELLO 2019 TRUST

By:	/s/ Michael Todd Parker
Name:	Michael Todd Parker
Title:	Trustee

JUDE COSTELLO 2019 TRUST

By:	/s/ Michael Todd Parker
Name:	Michael Todd Parker
Title:	Trustee

PHOEBE COSTELLO 2019 TRUST

By:	/s/ Michael Todd Parker
Name:	Michael Todd Parker
Title:	Trustee

HOPE COSTELLO 2019 TRUST

By:	/s/ Michael Todd Parker
Name:	Michael Todd Parker
Title:	Trustee

[Signature Page to Voting and Support Agreement]

STOCKHOLDERS:

By:	/s/ Cal Henderson
Name:	Cal Henderson

By:	/s/ Rebecca Reeve Henderson
Name:	Rebecca Reeve Henderson

CAL HENDERSON AND REBECCA REEVE HENDERSON AS TRUSTEES OF THE HENDERSON FAMILY TRUST U/A/D 7/21/2016

By:	/s/ Cal Henderson
Name:	Cal Henderson
Title:	Trustee

THE CAL HENDERSON 2019 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Cal Henderson
Name:	Cal Henderson
Title:	Trustee

THE THEODORE HENDERSON GST EXEMPT TRUST UNDER THE CAL HENDERSON FAMILY 2019 IRREVOCABLE TRUST

By:	/s/ Cal Henderson
Name:	Cal Henderson
Title:	Trustee

[Signature Page to Voting and Support Agreement]

STOCKHOLDERS:

WILLIAM FRANKLIN HENDERSON GST EXEMPT TRUST UNDER THE CAL HENDERSON FAMILY 2019 IRREVOCABLE TRUST

By:	/s/ Cal Henderson
Name:	Cal Henderson
Title:	Trustee

THE REBECCA REEVE HENDERSON 2019 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Rebecca Reeve Henderson
Name:	Rebecca Reeve Henderson
Title:	Trustee

THE THEODORE HENDERSON GST EXEMPT TRUST UNDER THE REBECCA REEVE HENDERSON FAMILY 2019 IRREVOCABLE TRUST

By:	/s/ Rebecca Reeve Henderson
Name:	Rebecca Reeve Henderson
Title:	Trustee

THE WILLIAM FRANKLIN HENDERSON GST EXEMPT TRUST UNDER THE REBECCA REEVE HENDERSON FAMILY 2019 IRREVOCABLE TRUST

By:	/s/ Rebecca Reeve Henderson
Name:	Rebecca Reeve Henderson
Title:	Trustee

[Signature Page to Voting and Support Agreement]

STOCKHOLDERS:

By:	/s/ Serguei Mourachov
Name:	Serguei Mourachov

By:	/s/ Oksana Leontieva
Spouse (if applicable): Oksana Leontieva

1232391 B.C. LTD.

By:	/s/ Serguei Mourachov
Name:	Serguei Mourachov
Title:	Director

[Signature Page to Voting and Support Agreement]

SCHEDULE A

EXISTING SHARES

Name of Stockholder	Number of Shares of Class A Common Stock	Number of Shares of Class B Common Stock	Company Options	Company RSUs	Company Class A Restricted Share Awards	Company Class B Restricted Share Awards
Stewart Butterfield and the David C. Butterfield and Alfonso D. Rubio Memorial Foundation	1,670,370	37,367,937	697,471	762,670	122,817	987,928
Eric Costello and the Costello Entities	88,302	6,334,174	0	0	0	0
Cal Henderson, Rebecca Reeve Henderson and the Henderson Entities	94,365	16,269,141	181,122	140,601	0	0
Serguei Mourachov and 1232391 B.C. Ltd.	40,720	13,000,000	0	1,688	0	0

A-1

Exhibit 99.2

PRESS RELEASE

Evan Goldstein

Salesforce

Investor Relations

415-819-2987

evan.goldstein@salesforce.com

Gina Sheibley

Salesforce

Public Relations

917-297-8988

gsheibley@salesforce.com

Jonathan Prince

Slack

Public Relations

pr@Slack.com

Jesse Hulsing

Slack

Investor Relations

ir@Slack.com

Salesforce Signs Definitive Agreement to Acquire Slack

Combination of #1 CRM platform with the most innovative enterprise communications platform will create the operating system for the new way to work, enabling companies to grow and succeed in the all-digital world

SAN FRANCISCO, Dec. 1, 2020 - Salesforce (NYSE: CRM), the global leader in CRM, and Slack Technologies, Inc. (NYSE: WORK), the most innovative enterprise communications platform, have entered into a definitive agreement under which Salesforce will acquire Slack. Under the terms of the agreement, Slack shareholders will receive $26.79 in cash and 0.0776 shares of Salesforce common stock for each Slack share, representing an enterprise value of approximately $27.7 billion based on the closing price of Salesforce’s common stock on November 30, 2020.

Combining Slack with Salesforce Customer 360 will be transformative for customers and the industry. The combination will create the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

“Stewart and his team have built one of the most beloved platforms in enterprise software history, with an incredible ecosystem around it,” said Marc Benioff, Chair and CEO, Salesforce. “This is a match made in heaven. Together, Salesforce and Slack will shape the future of enterprise software and transform the way everyone works in the all-digital, work-from-anywhere world. I’m thrilled to welcome Slack to the Salesforce Ohana once the transaction closes.”

“Salesforce started the cloud revolution, and two decades later, we are still tapping into all the possibilities it offers to transform the way we work. The opportunity we see together is massive,” said Stewart Butterfield, Slack CEO and Co-Founder. “As software plays a more and more critical role in the performance of every organization, we share a vision of reduced complexity, increased power and flexibility, and ultimately a greater degree of alignment and organizational agility. Personally, I believe this is the most strategic combination in the history of software and I can’t wait to get going.”

Acquisition to Create the Operating System for the New Way to Work

The events of this year have greatly accelerated the move by companies and governments to an all-digital world, where work happens wherever people are—whether they’re in the office, at home or somewhere in between. They need to deliver connected experiences for their customers across every touchpoint and enable their employees to work seamlessly wherever they are.

Together, Salesforce and Slack will give companies a single source of truth for their business and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

Slack to Become the New Interface for Salesforce Customer 360

Salesforce is the #1 CRM that enables companies to sell, service, market and conduct commerce, from anywhere. Slack brings people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences.

Slack To Expand Enterprise Footprint as Part of the World’s #1 CRM

Slack serves leading organizations in every industry around the world, from the fastest growing startups to Fortune 500 companies, such as Starbucks, Target and TD Ameritrade, along with leading academic institutions, non-profits, and governments in more than 150 countries.

As part of the world’s #1 CRM, Slack will be able to expand its presence in the enterprise, not just among Salesforce customers, but for any company undergoing digital transformation. Upon the close of the transaction, Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield.

Combination to Form the Largest Open Ecosystem of Apps and Workflows for Business

Connecting people and data across systems, apps and devices is one of the biggest challenges companies face in today’s all-digital world.

Slack’s open platform seamlessly integrates with more than 2,400 apps that people use to collaborate, communicate and get work done. With the largest enterprise app ecosystem, the Salesforce platform is the easiest way to build and deliver apps to connect with customers in a whole new way.

Together, Salesforce and Slack will create the most extensive open ecosystem of apps and workflows for business and empower millions of developers to build the next generation of apps, with clicks not code.

Details on the Proposed Transaction

The board of directors of each of Salesforce and Slack have approved the transaction and the Slack board recommends that Slack stockholders approve the transaction and adopt the merger agreement. The transaction is anticipated to close in the second quarter of Salesforce’s fiscal year 2022, subject to approval by the Slack stockholders, the receipt of required regulatory approvals and other customary closing conditions.

Salesforce has also entered into a voting agreement with certain stockholders of Slack common stock, under which each such stockholder has agreed to vote all of their Slack shares in favor of the transaction at the special meeting of Slack stockholders to be held in connection with the transaction, subject to certain terms and conditions. The Slack shares subject to the agreement represent approximately 55% of the current outstanding voting power of the Slack common stock.

Salesforce expects to fund the cash portion of the transaction consideration with a combination of new debt and cash on Salesforce’s balance sheet. Salesforce has obtained a commitment from Citigroup Global Markets Inc., Bank of America, N.A. and JPMorgan Chase Bank, N.A. for a $10.0 billion senior unsecured 364-day bridge loan facility, subject to customary conditions.

About Salesforce

Salesforce, the global CRM leader, empowers companies of every size and industry to digitally transform and create a 360° view of their customers. For more information about Salesforce (NYSE: CRM), visit: www.salesforce.com.

Any unreleased services or features referenced in this or other press releases or public statements are not currently available and may not be delivered on time or at all. Customers who purchase Salesforce applications should make their purchase decisions based upon features that are currently available. Salesforce has headquarters in San Francisco, with offices in Europe and Asia, and trades on the New York Stock Exchange under the ticker symbol “CRM.” For more information please visit https://www.salesforce.com, or call 1-800-NO-SOFTWARE.

About Slack

Slack has transformed business communication. It’s the leading channel-based messaging platform, used by millions to align their teams, unify their systems, and drive their businesses forward. Only Slack offers a secure, enterprise-grade environment that can scale with the largest companies in the world. It is a new layer of the business technology stack where people can work together more effectively, connect all their other software tools and services, and find the information they need to do their best work. Slack is where work happens.

Slack and the Slack logo are trademarks of Slack Technologies, Inc. or its subsidiaries in the U.S. and/or other countries. Other names and brands may be claimed as the property of others.

Advisors

BofA Securities, Inc. is serving as exclusive financial advisor to Salesforce and Wachtell, Lipton, Rosen & Katz and Morrison & Foerster LLP are serving as legal counsel to Salesforce. Qatalyst Partners LP and Goldman Sachs & Co. LLC are serving as financial advisors to Slack. Latham & Watkins LLP and Goodwin Procter LLP are serving as legal counsel to Slack.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.